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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
Executive Offices

1. Press releases for the year of 2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

January 8, 2003

DSM ADVISORY COMMITTEE APPOINTMENTS

DESERT SUN MINING CORP. (TSX.V:DSM) recently setup a Technical Review Advisory Committee to the Board of Directors that will provide strategic and technical guidance to DSM during its continuing programs to explore and develop the extensive Jacobina gold property in Brazil.

Mr. Peter Bojtos P.Eng. is a member of the Board and will chair this committee which will consist of 5 members. The first two appointments to this committee are Dr. Richard Garnett and Dr. Charles H. Thorman.

Peter Bojtos is a Professional Engineer with over 30 years of worldwide experience in the mining industry. He has a strong background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning.

Mr. Bojtos graduated from the University of Leicester, England in 1972, following which he worked at mines in West Africa, the United States and Canada. For 12 years he worked in Toronto for Kerr Addison Mines Limited, a Noranda Group company, in increasingly senior management and officer positions. From 1992 to 1993, Mr. Bojtos was the President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation, which operated precious metal mines in the United States. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources Limited, a company that was constructing gold mines in Central America.

For the past 7 years Mr. Bojtos has been an independent director of several mining and exploration companies including Birim Goldfields Inc., Queenstake Resources Ltd., Vaaldiam Resources Ltd. and Asian Mineral Resources Ltd.

Over his career he has visited and evaluated properties in about 80 countries and has been involved with operations in about 30 of them. He has been instrumental in 17 significant corporate acquisitions, mergers or sales that involved 24 mines and he was the regional exploration manager at Kerr Addison at the time of the staking and subsequent discovery of what eventually became Inmet's Troilus gold-copper mine in Quebec. Mr. Bojtos has participated in the development, building or reopening of 19 mines and has had a hand in the operation of 24 producing mines.

Richard Garnett, Ph.D, has devoted more than 40 years to the international mining industry. In 1957 he obtained a BSc. in Mining Engineering, followed by a PhD. in Economic Geology, from the Royal School of Mines and Imperial College, University of London, England. His career took him first to South-East Asia, for part of the time as regional manager for RioTinto Zinc, interspersed with some years in Spain and Canada on exploration and a variety of base metal mining projects.

After obtaining an MBA degree, he spent many years in South Africa as a Division Manager and director of subsidiaries of the Anglo American Group. During that time he was occupied with exploration, project evaluation and management, corporate planning, and ore marketing. A wide range of commodities and of mineral deposit types was involved both throughout southern Africa and internationally. His work included the first financial evaluation and Brazilian tax interpretation for Anglo American's Jacobina project in the mid-1970's. In 1987 Dr. Garnett was appointed a Vice-President of Hudson Bay Mining and Smelting of Canada, and, subsequently, until 1991, Technical and Operations Director of Minorco's, gold oriented, operating joint venture in the U.S.A. For the past decade he has resided in Toronto providing consultancy services in the field of precious metals and diamonds, and holding directorships in several junior exploration and mining companies. As a director of Diamond Fields Resources he was responsible for that company's early recognition and exploration of the Voisey's Bay nickel deposit.

Charles Thorman, Ph.D, has more than 40 years of international geological experience, having worked extensively in Brazil, western and central United States, and Liberia. He is currently Executive Vice President for Exploration and a Board member of New Bullet Group, Inc., a Canadian junior resource company with properties in Brazil and Mexico. With 24 years in the Mineral Resources group of the U.S. Geological Survey, six years of university teaching, three years in the petroleum industry, and seven years in the minerals industry, Dr. Thorman brings a broad and varied perspective to Desert Sun Mining's Technical Review Committee.

His chief professional interest lies in regional and local tectonics and how they relate to the genesis of mineral deposits and mineral resource assessment. Since earning a B.Sc. (1958) from the University of Redlands and an M.Sc. (1960) and Ph.D. (1962) from the University of Washington, Dr. Thorman has had a wide exposure to mineral deposits. He began his career in 1962 as a structural geologist with Humble Oil in the Basin-and-Range Province of the western United States and in southern Oklahoma where he worked on large-scale thrust belts and major wrench fault systems. Following six years of university teaching, he joined the U.S. Geological Survey and served in the Mineral Resources group from 1971 to 1995 as a research scientist and for five years as Chief, Branch of Central Mineral Resources. During his USGS tenure, Dr. Thorman worked in Liberia, Brazil, and the central and western U.S. mapping in and around mining districts to determine the regional tectonic setting and genesis of deposits. He has published more than 100 articles on the geology of these regions. While living in Brazil from 1972 to 1974, he was part of a USGS minerals team working with the Ministry of Mines and Energy teaching and organizing courses for Brazilian government earth scientists and working with various agencies on national mineral and mapping programs. In 1986, 1992, and 1995, he organized and led IUGS/UNESCO Deposit Modelling Workshops in Brazil focused on the country's major gold deposits. Recent publications include collaboration with the Brazilian Geological Survey on their 1995 "Geologic Map of Brazil," co-editor of the USGS/MME 1999 CD-Rom "The Mineral Economy of Brazil," and senior author of "Major Brazilian Gold Deposits – 1982 to 1999" in *Mineralium Deposita*, 2001. He co-hosted a Symposium on Brazilian Mining in Salvador, Brazil in 1995 and organized a 1997 SME "Gold Exploration & Geology of Brazil" short course. Since retiring from the USGS in 1995, Dr. Thorman has consulted for various mining companies in Brazil.

A further two appointments to the Technical Review Advisory Committee will be announced in the near future.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

January 20, 2003

DSM Drills Good Holes & Outlines Extensive Gold Belt

DESERT SUN MINING CORP. (TSX.V:DSM) is delineating a major gold district at Jacobina, State of Bahia, Brazil, along what has long been recognized as an extensive geological belt. Phase I of the program comprised twelve NQ diamond drill holes, totaling 2,247 metres, in six initial target areas on DSM's large property position. Significant results have been obtained on all six of these target areas. This press release reports the results of the first six holes in three of the targets, namely the Serra do Córrego, Morro do Cuscuz and Joao Belo Sul. These targets are from 2 to 8 kilometres from the existing Jacobina plant. The drill results, combined with the previous data and drilling at the Joao Belo and Itapicuru mines, **indicates a continuous mineralized zone up to 10 kilometres long of low grade, potentially economic material within 50-60 metres of surface, ideal for bulk open pit mining**. Although the current drill program consists of shallow holes (less than 100 metres true depth), historical drilling and data from this belt **indicates the system runs to a depth of atleast 500 metres**.

 The Company's work to date has also generated a substantial increase in the number of known mineralized zones both along strike from the original mining area and in other parallel areas within the geological belt. DSM is now mapping and sampling the numerous workings of local miners, known as garimpos, (358 at last count) which trace the favorable horizons **for up to 100 kilometres along the zones that are being collectively labeled the Bahia Gold Belt.**

"The results are encouraging and confirm that we have a continuous, potentially economic large gold belt on our hands that has tremendous upside potential. Previous scoping studies by SRK Consultants confirm that, partly due to the present favourable currency rates in Brazil, we can mine the existing reserves at below U.S. $190 per oz cash cost. The additional expansion of the belt means we may be able to start open pit mining earlier and enhance economics further," said **Gerry McCarvill, Chairman of DSM**. "In light of the new results, we are in the process of retaining a large consulting firm for a pre-feasibility study on Jacobina and we also plan to significantly expand the drilling program".

The emerging geological picture is one of extensive and repetitive sequences of wide horizons of steeply dipping sedimentary rocks hosting low-grade gold mineralization of sedimentary origin. However, DSM is recognizing that within these beds are high-grade zones that are related to structural features such as shearing and faulting. The gold in these zones show characteristics of a hydrothermal origin, suggesting that there was a secondary influx, or remobilization, of gold along major zones through the rocks. **This zone of hydrothermal overprinting extends for over 100 kilometres.**

This has major implications for the property as it could likely yield several lower grade, bulk mineable orebodies, similar to the existing Joao Belo open pit and underground mine, as well as several high grade, selective mining operations like the Itapicuru and Canavieiras mines. These three mines produced approximately 700,000 ounces of gold until their closure in 1998 due to the then extremely low gold prices coupled with a strong Brazilian currency. These mine zones currently host all of the 1.4 million ounces of measured and indicated mineral resources and most of the 2.2 million ounces of inferred mineral previously referenced by DSM.

This press release reports on results of six holes along a portion of the Bahia Gold Belt's westernmost stratigraphic horizons, the Serra do Córrego Formation, which hosted the Joao Belo and Itapicuru mines. Three target areas had been selected for drilling, namely; Joao Belo Sul, located 2 kilometres south of the Joao Belo mine; and the Serra do Córrego and Morro do Cuscuz targets, about 5 kilometres to the north and quite close to the existing 3,000 tonne per day processing plant.

Major New Extension of Joao Belo Mine

Two holes, totaling 266 metres, were drilled in the current drill campaign. JBA-292 was drilled 100 metres south of a hole drilled several years ago that returned 2.03 grams gold per tonne over 9.1metres true width, and JBA-293 was drilled 350 metres north of this hole.

JBA-292 intersected 3.75 grams gold per tonne over a true width of 14.6 metres at a depth of about 69 metres below surface. This intersection included a high-grade section of 10.62 grams gold per tonne over 3.6 metres true width.

JBA-293 returned 1.69 grams gold per tonne over a true width of 11.4 meters at a depth of about 94 metres below surface with a higher grade section of 3.68 grams gold per tonne over 2.8 metres true width. Both intersections in JBA-292 and 293 correlate well with surface exposures of the quartz pebble conglomerates that have garimpos along the horizon and are in the same stratigraphic units as the reefs previously mined at Joao Belo. This work establishes more than a 3 kilometre horizontal continuity of the favorable horizon from the Joao Belo open-pit. The underground workings and drilling at Joao Belo, which extended down to 500 metres below the surface, give an indication to the down-dip potential of these rock units. The horizon was still open at the base of the Joao Belo mine.

The mineralized horizons intersected in the holes at Joao Belo Sul continue to the south for an additional 9 kilometres of strike length to the Campo Limpo area. Eight wide spaced holes were previously completed over a strike length of 1000 metres at Campo Limpo in the 1980's that returned several significant results including 3.76 grams gold per tonne over 9.5 metres true width and 2.65 grams gold per tonne over 7.4 metres true width.

Potential Major Open Pittable Zone Identified Near Plant

Serra do Corrégo, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Here the reefs form a zone approximately 50 metres wide with extensive garimpos on the surface. Previous drilling focused on the higher-grade portions in the footwall and hanging wall of this zone. Three holes totaling 362 metres were completed to test the grade of the wider zone.

SCO-82 returned 1.29 grams gold per tonne over 36.5 metres true width at an approximate depth below surface of 40 to 50 metres. This intersection included a high-grade portion grading 17.52 grams gold per tonne over 1.8 metres true width or 9.76 grams gold per tonne over 3.4 metres true width.

Hole SCO-80, drilled 50 metres north of SCO-82, returned 0.85 grams gold per tonne over 36.0 metres true width including 4.26 grams gold per tonne over 4.2 metres true width. Hole SCO-81 drilled a further 100 metres north returned 1.66 grams gold per tonne over a true width of 6.1 metres.

The third target area, Morro do Cuscuz is located approximately 300 metres north of the plant in the Itapicuru mine area. Work by DSM identified a 300 metre gap in previous drilling into horizons that are the southern continuations of the same units as at Serra do Corrégo. This target was tested by one 208 metres long hole.

MCZ-78 intersected 0.76 grams gold per tonne over 50.8 metres true width including 6.98 grams gold per tonne over 4.0 metres true width.

These results from drilling at Serra do Córrego and Morro do Cuscuz clearly demonstrate that there is excellent potential for defining significant open pittable resources in the reefs which are typically 40 to 50 metres wide. This would apply not only within a few kilometres of the plant but also elsewhere along the 30 kilometre strike length. Previous mining focused only on the higher grade portions of the rock units and the bulk mining potential has not been evaluated.

Dr. Bill Pearson, Vice President of Exploration added, "I am very excited about these results. It is clear that we have identified an emerging gold camp which has the potential to host substantial open pittable as well as higher grade underground gold deposits. We have just scratched the surface with this program but our understanding of the geology and controls on mineralization has significantly increased."

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Results are still pending for some of the drill hole and surface samples for the Canavieiras, Maneira and Rio Coxo areas and these results will be released in February. Further results on work in the North Area will be released when additional ground acquisition is completed.

TABLE OF SIGNIFICANT DRILLING RESULTS

Hole No.	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface* (m)
JOAO BELO SUL						
JBA-292						
Dip -58 deg.	104.75	121.20	**3.75**	16.45	**14.6**	69
incl.	108.32	121.20	**4.46**	12.88	**11.5**	70
incl.	112.71	121.20	**6.15**	8.49	**7.6**	72
incl.	115.24	119.29	**10.62**	4.05	**3.6**	72
JBA-293						
Dip -57 deg.	35.23	36.47	**4.92**	1.24	**1.1**	45
	94.07	106.55	**1.69**	12.48	**11.4**	94
Incl.	103.48	106.55	**3.68**	3.07	**2.8**	96
SERRA DO CORREGO						
SCO-80						
Dip -61 deg.	30.85	33.24	**0.97**	2.39	**2.1**	25
	59.44	101.32	**0.85**	41.88	**36.0**	51
incl.	62.80	67.62	**4.26**	4.82	**4.2**	42
SCO-81						
	10.60	16.82	**2.23**	6.22	**5.8**	15
Dip -49 deg.	85.18	91.70	**1.66**	6.52	**6.1**	61
Incl.	90.20	91.70	**4.99**	1.50	**1.4**	63
SCO-82						
Dip -65 deg.	30.25	75.32	**1.29**	45.07	**36.5**	39
incl.	60.68	62.95	**17.52**	2.27	**1.8**	49
incl.	60.68	64.85	**9.76**	4.17	**3.4**	50
	97.90	100.33	**1.00**	2.43	**2.0**	77
MORRO DO CUSCUZ						
MCZ-78						
Dip -41 deg.	27.41	190.80	**0.76**	163.83	**50.8**	56
incl.	170.51	183.25	**6.98**	12.74	**4.0**	87
incl.	170.51	189.64	**5.04**	19.13	**5.9**	90

* depth calculated based on midpoint of intersection

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



Canavieiras Mine

Itapicurú Mine

João Belo Mine

Jacobina

Plant
Itapicurú

Morro do Cuscuz
1 hole - 210m

Serra do Córrego LU & MU
3 holes - 360m

João Belo Sul
2 holes - 270m

N

LEGEND



Basic & Ultrabasic Intrusives

Cruz das Almas Formation

Cruz das Almas and
Rio do Ouro Formations

0   5
km

DESERT SUN MINING CORP.

Serra do Córrego Formation

Upper Quartzite

Upper Conglomerate

Intermediate Quartzite

Lower Conglomerate

Basal Quartzite

Mundo Novo
Greenstone Belt

Basement

Gold Bearing Reefs

Faults

Thrust Fault

Road

Settlements

Bahia Gold Belt
PHASE I - DRILLING AREAS
Results Reported January 20, 2003

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165

www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

January 23, 2003

DSM ANNOUNCES PRIVATE PLACEMENT

DESERT SUN MINING CORP. (TSX.V: DSM) plans to raise up to C$5,000,000 in an equity placement. The proceeds will be used to expand the exploration program at the Jacobina mine in Brazil and for working capital.

The proposed financing consists of a non-brokered private placement of units to be issued to accredited investors at CDN $1.00 per unit. Each unit shall consist of one (1.0) common share in the capital of the Corporation and one-half (0.5) of one common share purchase warrant ("Purchase Warrant"). Each Purchase Warrant shall entitle the holder to purchase one additional common share of the Corporation at a price of C$1.25 per share at any time within eighteen months after the closing date.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

January 28, 2003

DSM HIRES SNC LAVALIN & DYNATEC FOR JACOBINA PRE-FEASIBILITY

DESERT SUN MINING CORP. (TSX.V: DSM) has entered into a contract with **SNC-Lavalin** Engineers & Constructors Inc., to complete a pre-feasibility study on the Jacobina Mine in northeastern Brazil. The Jacobina mine area includes three past producers known as the Itapicuru, Joao Belo and Canavieiras mines which collectively produces 700,000 ounces of gold primarily from 1983 to 1998. These mines, which are located in the southern part of the Bahia Gold Belt, currently **host all of the 1.4 million ounces of measured and indicated mineral resources and most of the 2.2 million ounces of inferred mineral resource previously referenced** by DSM and reviewed by **Micon International Limited**.   There is a processing plant at the site with one million tonne per year capacity.

The preliminary scoping study on Jacobina was completed by **SRK Consultants Inc**. This indicated that at US$300 gold, the mine was economic and could produce at the **rate of 73,000 ounces per year at a cash cost of US$188/ounce**, based on the current resource and infrastructure with start up capital expenditure of US$16 million. The current limitation is the plant capacity. Expansion of the plant should lead to a higher production rate.

SNC-Lavalin will now advance this project by completing a pre-feasibility that will determine the capital and operating costs and develop a detailed time line to put the mine into production. The capital and operating cost estimates will be produced at   +/- 25% accuracy and a financial analysis will be prepared. SNC-Lavalin will also investigate the open pit potential of certain of the resources in the Jacobina area, particularly in light of the recently announced drill results in and around the **Serra do Corrego** area.

The project will be headed by **Mr. Tim Mann, of SNC-Lavalin**. Mr. Mann has over 25 years of experience in mining and prior to joining SNC-Lavalin was Vice President of Operations for Goldcorp Inc., and General Manager for the Campbell Mine for Placer Dome in Red Lake, Ontario. He was also involved with the exploration and feasibility study work for Placer Dome's Musselwhite Mine, and feasibility study work and operation of their Detour Lake Mine.

Under the overall coordination of SNC-Lavalin, the mining study will be carried out by **Dynatec Corporation**. Dynatec is a leading international provider of mining services, drilling services and metallurgical technology to the mining industry. Dynatec have extensive experience in mine access design, pre-production development and contract mining. Dynatec is listed on the Toronto Stock Exchange (DY:TSX). The Dynatec work will be completed by its Mining Division which is headed by **Mr. W.M.Shaver, Vice President**.

11

The previously completed review of mineral resources by **Micon International Limited** will be updated by Micon as part of the pre-feasibility. Micon provides consulting services to the international mining industry, specializing in the areas of financial analysis, technical analysis, production feasibility studies, project monitoring, litigation support and environmental management. The Project Manager for Micon International is **Mr. Terry Hennessey**.

Mr. Hennessey is a senior geologist with over 22 years of experience in mining with over10 of those years in mineral resource estimation, ore reserve reporting and grade control at several open pit and underground mines in Canada.

"This is a major milestone for our Jacobina Mine in Brazil", said **Stan Bharti, President, Desert Sun Mining.** "The appointment of SNC-Lavalin and Dynatec is especially important because both of these companies have the capability not only to complete the pre-feasibility study but also to construct the mine and eventually put it into production and operate it on an ongoing basis. SNC-Lavalin has completed Engineering, Procurement. and Construction Management (EPCM) for numerous major projects around the world and will bring their specialized processes and overall mining construction expertise to bear on Jacobina. Dynatec, in addition to contracting, operates underground mines for its clients."

Desert Sun recently released results from exploration drilling on three target areas located 2 to 8km from the existing plant that tested the same stratigraphy as the Joao Belo and Itapicuru Mines. **The drill results, combined with the previous data and drilling at the mines, indicate a continuous mineralized zone up to 10 kilometres long of low grade, potentially economic material within 50-60 metres of surface, ideal for bulk open pit mining**. Although the current drill program consists of shallow holes (less than 100 metres true depth), historical drilling and data from this belt indicates the system runs to a depth of at least 500 metres.

Results are still pending for some of the recently completed drill holes and surface samples for the Canavieiras, Maneira and Rio Coxo areas and these results will be released in early February. Further results on work in the North Area will be released when additional ground acquisition is completed.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

February 5, 2003

DAVID WILLIAMSON APPOINTED TO DSM'S ADVISORY PANEL

DESERT SUN MINING CORP. (TSX.V: DSM) has invited Mr. David Williamson to join the Company's Technical Review Committee. Mr. Williamson is a Mining Engineer with degrees from Camborne School of Mines and the University of London. His career extends for over 30 years, during which time he worked at several mines and then as a mining analyst for one of the leading London stockbrokers as well as for one of the leading metal trading firms in Britain. He is a registered representative for commodity trading in the United States at the Chicago Board of Trade. From 1982 to 1989, Mr. Williamson worked for Shearson American Express (subsequently Shearson Lehman Hutton), a large integrated metals trading and mine finance firm, where he became Executive Director of the Commodities Team and covered all aspects of the metal and mining business throughout the world.

In 1989, Mr. Williamson founded **David Williamson Associates Ltd,** a service company providing research, investor relations and financings to resource companies and which raised many millions of dollars over the past decade for mining companies. Mr. Williamson, from his base in the United Kingdom, continues to consult to several mining companies around the world

The Technical Review Committee is chaired by Mr. Peter Bojtos, who is a member of DSM's Board of Directors, and also includes Dr. Richard Garnett and Dr. Charles Thorman. Mr. Williamson's background in metals and mining along with his understanding of the commodities and financial markets will be a considerable asset to the Committee.

DSM's Technical Review Committee is mandated to provide strategic and technical guidance to the Board of Directors during the Company's continuing programs to explore and develop its extensive holdings along the Bahia Gold Belt at Jacobina, Brazil.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

February 10, 2003

DSM PROVIDES CLARIFICATION OF STATUS OF RESOURCES AND RESERVES AT JACOBINA, BRAZIL

DESERT SUN MINING CORP. (TSX.V: DSM) has previously reported mineral resources at the Jacobina Mines estimated by **Jacobina Mineracao e Comercio Ltda**. in 1998. Micon International (Micon) visited the property in 1998 and reviewed the resource estimates and concluded that they were properly classified and reported under CIM 1996 Standards.

Under National Instrument (NI) 43-101, the measured and indicated resources cannot be aggregated with inferred resources and all resources should state tonnes and grade as well as metal content. The correct resource table at Jacobina is presented below. The mineral resources reported by category in 1998 were:

Category	Tonnes	Grade (g Au/t)	Contained Oz.
Measured (M)	2,753,000	2.68	237,400
Indicated (I)	12,271,000	2.91	1,146,500
Total M & I	**15,024,000**	**2.87**	**1,383,900**
Inferred	22,947,000	3.10	2,285,886

Micon prepared a technical report on the Jacobina property dated September 2002 which reviewed the exploration potential and the proposed exploration program. **Micon** considers that the historical mineral resource estimate at Jacobina to be relevant today (as defined in NI 43-101, Section 2.4) and that it is reasonable for DSM to rely on it as justification for its exploration program and confirmed this in a separate letter to the TSX Venture Exchange and the B.C. Securities Commission in February 2003. An updated report by Micon is also being completed for filing on SEDAR.

In 1998, JMC estimated the proven and probable mineral reserves at Jacobina to be 11,543,981 tonnes at 2.60 g Au/t containing 964,132 oz gold (included in the measured and indicated mineral resource in the above table). This reserve was also reviewed by **Micon** in 1998 and they concluded that the mineral reserve estimate was properly classified and reported under the CIM 1996 standards. In the opinion of **Micon**, this mineral reserve estimate was valid under the economic conditions at the time of the estimation. Micon cautions that a new pre-feasibility study is required before a current reserve can be established.

DSM retained **SRK Consulting** to prepare a preliminary scoping study to determine if the mineral reserves estimated in 1998 could be potentially economic under the improved currency exchange rate and higher gold prices of today. This study concluded that the project could have potentially attractive economics. DSM recognizes that it should only have referred to mineral reserves in the historical sense and not implied that there are mineral reserves on the property at the present time. The SRK scoping study is not adequate to definitively confirm economics of Jacobina, and a pre-feasibility study, as defined under NI 43-101, is required for this purpose. NI 43-101 also requires that a new reserve be established whenever a mine has been closed or put on standby. The historical reserves at Jacobina therefore need to be updated as part of a pre-feasibility study.

DSM recently announced that it has retained SNC Lavelin and Dynatec to prepare a pre-feasibility study of the Jacobina mines which will provide an estimate of mineral reserves. An updated mineral resource estimate is being prepared by DSM and will be reviewed by Micon as part of this study. DSM will establish a new mineral reserve at Jacobina once the pre-feasibility study is completed. The pre-feasibility study will be completed in due course and DSM will file it on SEDAR to ensure full disclosure.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

February 13, 2003

KURT MENCHEN APPOINTED VP OPERATIONS FOR DSM

DESERT SUN MINING CORP. (TSX.V: DSM) is pleased to announce that it has appointed Mr. Kurt Menchen as Vice President of Operations for DSM in Brazil.   Mr. Menchen is a mining engineer with over 25 years experience in the development and operations of gold and diamond mines. He graduated in 1975 from Federal University of Rio Grande do Sul in Brazil and helped explore and develop the Jacobina Prospect for Anglo American in 1976 – 1977. In 1978 and 1979 he was seconded to Anglo's diamond operations in Angola where he acted as Mine Superintendent and Planning Officer.

Mr. Menchen returned to Brazil in 1980 to join the Anglo American team as General Manager to open up the Jacobina Mine, initially as a 25000 TPM operation. He participated in the expansion to 75000 TPM of the plant and mine (both underground and open pit). In 1995 he left Anglo to pursue other business interests in Brazil.

In 1998 he joined William Resources as Mine Manager on the same property and later in 1998 acted as General Manager until the mine closed, at which time he supervised the mine closure as well as the ongoing cared and maintenance. In July 2001, he joined DSM as Exploration Manager in Brazil.

"Kurt has been a very important part of our success in Brazil," said Stan Bharti, President, Desert Sun Mining Corp. "His appointment to VP of Operations will ensure strong management in Brazil as our project continues to advance."

Most of the funds from the **recently announced financing by DSM of up to $5 million** have been received and are being held in trust by the Company's lawyers pending the Exchange's final approval.

The Corporation, at the request of the British Columbia Securities Commission, has amended and re-filed its Schedule B and C of Form 51-901F for the quarterly periods ended August 31, 2002 and November 30, 2002.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165

www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
February 19, 2003

DSM Completes Financing
First Portion of $4 million completed; Phase II Program Begins

DESERT SUN MINING CORP. (TSX-V: DSM) has completed the first portion of its previously announced financing for up to $5 million. The financing is closing in two portions, with the first C$4 million closed and the remaining C$1 million expected to be completed in the next few days. The funds will be used to initiate Phase II of the exploration program at the Bahia Gold Belt in Brazil, complete the previously announced pre-feasibility study led by SNC Lavalin, and for general working capital.

The private placement consists of one common share at C$1.00 with one half share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Corporation at a price of C$1.25 per share at any time over the next eighteen months. All shares and warrants are subject to a 4 month hold period.

DSM recently completed Phase I of the drilling program consisting of 12 diamond drill holes totaling 2550 m. The Phase I drilling was intended to determine the potential for open pit targets in and around the plant area and the two existing mines. The recently announced results indicate that there is a potential zone of low grade large tonnage open pit material. Additional results will be forthcoming as further drill results are received. This information will be used in Phase II to complete additional drilling and identify additional resources for the pre- feasibility study. The Phase II drilling will also explore the extent and scope of the 100 km plus Bahia Gold Belt and identify additional targets.

DSM can earn a 51% ownership in Jacobina Mineração E Comércio SA (JMC) by spending up to US$2,000,000 in exploration on the property prior to December 31, 2004. DSM has a further option to acquire the remaining 49% of the property for C$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Corporation has assembled a quality team of mining professionals with strong international experience in geology, mining and finance. The Company's focus is centered on the Bahia Gold Belt, which contains the Jacobina Mine, in the State of Bahia, Brazil. As one of the largest gold resources in the country, the Jacobina Mine is well-positioned as both an exploration and a development project. **The Jacobina Mine's mineral resources, estimated by JMC and reviewed by Micon International in 1998, reported by category were:**

Category	Tonnes	Grade (g Au/t)	Contained
Measured (M)	2,753,000	2.68	237,400
Indicated (I)	12,271,000	2.91	1,146,500
Total M & I	**15,024,000**	**2.87**	**1,383,900**
Total Inferred	**22,947,000**	**3.10**	**2,285,886**

More than US$100 million has been invested in the mine to date. The reported resources are located on about 5% of the 100 km long property in the geologically world-famous quartz pebble conglomerate beds of the Serra do Córrego Formation.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PRUDENT BEAR FUNDS, INC.
8140 Walnut Hill Lane, Suite 300, Dallas, Texas 75231, U.S.A.
Phone: 214-696-5474 Fax: 214-696-5556

February 24, 2003

NEWS RELEASE

Prudent Bear Funds, Inc. (the "Offeror") announces it has acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 1,500,000 common shares and warrants to purchase an additional 1,500,000 common shares of Desert Sun Mining Corp. (the "Company") of Toronto, Ontario. The Offeror now has ownership of and control over a total of 2,500,000 common shares (representing 9.5% of the Issuer's outstanding common shares) together with warrants to purchase an additional 2,100,000 common shares. The Offeror would have control and direction over 16.1% of the outstanding shares of the Company upon exercise of such warrants and options.

The Offeror acquired the shares and warrants for investment purposes and has filed an Early Warning Report with the British Columbia and Alberta Securities Commissions in respect of the shares and warrants acquired. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from the Offeror.

PRUDENT BEAR FUNDS, INC.
Contact: David W. Tice

Desert Sun investor Prudent Bear adds to position

2003-02-27 14:16 ET - News Release

Mr. David Tice of Prudent Bear reports

Prudent Bear Funds (the offeror) has acquired control and direction, through Prudent Bear Fund, a mutual fund controlled by it, over 1.5 million common shares and warrants to purchase an additional 1.5 million common shares of Desert Sun Mining of Toronto, Ont. The offeror now has ownership of and control over a total of 2.5 million common shares (representing 9.5 per cent of the issuer's outstanding common shares) together with warrants to purchase an additional 2.1 million common shares. The offeror would have control and direction over 16.1 per cent of the outstanding shares of the company upon exercise of such warrants and options.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165

www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

February 28, 2003

DSM Closes Financing
C$4.7 million raised ; Phase II Drilling Program Begins

DESERT SUN MINING CORP. (TSX-V: DSM) is pleased to announce today that is has closed the second tranche of its private placement financing. DSM has raised a total of C$4.7 million. The proceeds will be used to expand the exploration program at the Bahia Gold Belt in Brazil, complete the previously announced pre-feasibility study led by SNC Lavalin and for working capital.

The private placement financing consisted of non-brokered private placement units issued to accredited investors at C$1.00 per unit. Each unit consisted of one (1) common share at C$1.00 in the capital of the Corporation and one-half (0.5) common share purchase warrant ("Purchase Warrants"). Each Purchase Warrant shall entitle the holder to purchase one additional common share of the Corporation at a price of C$1.25 per share at any time within eighteen months after the closing date. All shares and warrants are subject to a 4 month hold period.

DSM recently completed Phase I of the drilling program consisting of 12 diamond drill holes totaling 2550 meters. The Phase I drilling was intended to determine the potential for open pit targets in and around the plant area and the two existing mines. The results announced January 20th, indicate that there is a potential zone of low-grade large tonnage open pit material. Additional results will be forthcoming as further drill results are received. This information will be used in Phase II to complete additional drilling and identify additional resources for the pre-feasibility study. The Phase II drilling will also explore the extent and scope of the 100 km plus Bahia Gold Belt and identify additional targets.

DSM has an option to earn a 51% interest in the Jacobina mine and related mineral concessions by spending up to US$2,000,000 in exploration on the property prior to December 31, 2004. DSM has a further option to acquire the remaining 49% of the property for C$5 million in cash or stock, 90 days after earning its initial 51% interest.

The Corporation has assembled a quality team of mining professionals with strong international experience in geology, mining and finance. The Company's focus is centered on the Bahia Gold Belt, which contains the Jacobina Mine, in the State of Bahia, Brazil. As one of the largest gold resources in the country, the Jacobina Mine is well-positioned as both an exploration and a development project. **The Jacobina Mine's mineral resources, estimated by JMC and reviewed by Micon International in 1998, reported by category were:**

Category	Tonnes	Grade (g Au/t)	Contained
Measured (M)	2,753,000	2.68	237,400
Indicated (I)	12,271,000	2.91	1,146,500
Total M & I	**15,024,000**	**2.87**	**1,383,900**
Total Inferred	**22,947,000**	**3.10**	**2,285,886**

More than US$100 million has been invested in the mine to date. The reported resources are located on about 5% of the 100 km long property in the geologically world-famous quartz pebble conglomerate beds of the Serra do Córrego Formation.

Desert Sun Mining issued on February 4, 2003, 1,439,997 options to purchase common shares of the Corporation to employees and consultants, out of which 1,039,997 options were granted to officers and directors, at an exercise price of C$1.00 per share, expiring on February 4, 2008.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

March 10, 2003

Major New Open Pit Target Identified   More Drilling Results

DESERT SUN MINING CORP. (TSX.V:DSM) is delineating a major gold district at Jacobina, State of Bahia, Brazil, along what has long been recognized as an extensive geological belt. Phase I of the program comprised twelve NQ diamond drill holes, totaling 2,250 metres, in six initial target areas on DSM's large property position. A major compilation and interpretation of all historical data is also in progress. This press release reports on a major new open pit target identified at Morro do Vento and the results of the last six holes of the Phase I program in three of the targets, namely Canavieiras, Maneira and Rio Coxo. Encouraging results from the first hole in the Phase II program at Serra do Córrego are also reported.

DSM recently announced completion of a $4.7 million private placement, proceeds of which will be used to fund a major Phase II exploration program to follow-up on encouraging results of the Phase I program and to test additional targets recently identified. SNC-Lavalin and Dynatec have been retained to complete a pre-feasibility study on the Jacobina mine and this study is expected to be completed in June 2003. Exploration work is also continuing on evaluating the extensive Bahia gold belt, which extends over 100km along strike.

Major Open Pit Target Identified at Morro do Vento

DSM has identified a potentially large open pittable target zone in the Intermediate reefs at Morro do Vento. This area is located 1.5 kilometres south of the processing plant and is the southward continuation of the same reefs as at the Serra do Córrego and Morro do Cuscuz areas from which significant drilling results were previously reported (see press release of January 20, 2003 and attached map below).

At Morro do Vento, the Intermediate reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres wide and extends along strike for 2 kilometres. This package has been previously explored by 20 wide spaced diamond drill holes over the 2 kilometre strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package and have an overall average grade ranging from 1.5 to 1.7 grams per tonne gold (g Au/t) in these drill holes. **DSM considers, based on this information, that Morro do Vento has the potential to host an open pittable deposit in the range of 10 to 20 million tonnes at a grade of 1.5 to 1.7 g Au/t.** This estimate is conceptual and further investigation is required to confirm a mineral resource.

The former Itapicuru mine had workings in the Morro do Vento and Morro do Cuscuz areas with most of the previous production coming from the Basal and Main Reefs which are stratigraphically 350 metres and 300 metres, respectively, below the Intermediate Reefs. Previous mining and exploration focused on the high grade zones in these reefs which were mined in stopes that were typically 2 to 2.5 metres wide. Past production from the Intermediate Reefs was 413,974 tonnes grading 3.87 (g Au/t) from one conglomerate layer 1.9 metres thick at the north end of the area.

The package is exposed on the east flank of the Morro do Vento hill and the slope of the hill is a dip slope averaging about 55 degrees dip to the east. The reefs extend from the top of the hill at elevation 1000 metres to the valley at elevation 630 metres where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos (free miner workings) along the entire strike. The largest garimpo on the north end extends for 230 metres along strike and is 10 to 20 metres wide.

DSM plans to carry out 4,000 metres of diamond drilling in 29 holes to test this area to outline a mineral resource. Most of the holes will be concentrated in the top 100m with several wide spaced holes planned at a deeper level to confirm downdip continuity. Because of the geometry of the zone, and its location on the flank of a hill (see attached schematic cross section below), the zone could be open pit mined with a waste rock stripping ratio that likely would be minimal.

Drill Results at Canavieiras and Maneira

The former Canavieiras mine is located 3 kilometres north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t. DSM work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300m thick. Major targets include the MU and LU reefs below the Canavieiras mine workings and the Holandes-Maneira reefs above.

The first hole, CAN-14 was collared 50 metres south of previous hole CAN-13 drilled in 1997 which intersected 7.07 g Au/t over 24.0 metres (true width) in the MU reef about 50m below the old mine workings. As previously reported, CAN-14 intersected a 176m long section (true width of approximately 100m) of favourable conglomerate stratigraphy from 183m to 359m. However, only short intervals with significant gold values were returned as listed in the attached table. Hole CAN-15 on the same section but drilled at a steeper angle intersected a dyke at 165 metres and was stopped at 282 metres still in the dyke.

CAN-16, drilled 50m north of CAN-13, intersected a high grade zone in a breccia grading 32.70 g Au/t over 0.7 metres true width at a depth of 28 metres below surface. A wide zone of mineralization in the MU and LU reefs was intersected from 110.15 to 207.46 metres which averaged 0.78 g Au/t over 48.7 metre true width. Higher grade portions included 2.44 g Au/t over 11.6 metres true width and 4.63 g Au/t over 2.7 metres in the MU reef.

A detailed compilation and 3-D modeling of all surface and underground data combined with this recent drilling indicates that there is a previously unrecognized southerly plunge to the fold structure hosting gold mineralization at Canavieiras. As a result hole CAN-14 overshot the target fold hinge area and intersected the fold limb where gold values tend to be more erratic and discontinuous. **The southern extension of the high grade intersection in CAN-13 remains to be tested and this target zone extends for at least 600 metres along strike.**

CAN-17 tested two major reefs in the Maneira target above the mine workings in which underground drilling by the previous operator returned 6.75 g Au/t over 11.2 metres true width and 4.31 g Au/t over 7.2 metres true width, respectively. This hole was collared approximately 100 metres north of these intersections. A narrow higher grade intersection of 5.51 g Au/t over 1.1 metres was intersected from 23.20 to 24.61 metres. **A wider zone of lower grade mineralization of 1.87 g Au/t over 7.4 metres true width including 3.92 g Au/t over 2.4 metres was intersected from 94.22 to 103.68 metres.**

DSM plans to carry out induced polarization geophysical surveys to better define the overall distribution of mineralization in the Canavieiras targets prior to further drilling. Surface setup locations are limited so further drilling will likely have to be from underground.

Significant Zone of Gold Mineralization Outlined at Rio Coxo

Rio Coxo is located 12 km north-northeast of the processing plant. Garimpeiros (free miners) are currently working at Rio Coxo in an area about 300m long using short adits and a decline. Two drill holes were completed and a garimpo channel sampling program. Gold mineralization occurs in a shallowly dipping (25 to 40 degrees west dipping), north striking shear zone with highly altered ultramafics and quartz veins. Gold is hosted primarily within the quartz veins associated with pyrite.

Hole COXO-1 was collared on the north end of the garimpo but no core was recovered in the target zone so the hole was re-drilled as COXO-2. The target shear zone was intersected in this hole confirming that the structure continued downdip but returned a low grade value due to the absence of quartz. A prospecting program was conducted in the garimpo workings in the area and this identified a significant zone of gold mineralization on the same structure approximately 300 metres south of hole COXO-1.

Two garimpo workings (Galleria 1 and Galleria 2) approximately 30 metres apart were channel sampled. Sampling was done on both walls at approximately 2 metre intervals with the sample line perpendicular to the dip of the structure. **Sampling at Galleria 1 returned 4.23 g Au/t (4.11 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.65 metres and a 15 metre horizontal width. Galleria 2 returned 7.23 g Au/t (4.66 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.69 metres and a 17 metre horizontal width.** Further evaluation of additional workings is planned to extend this zone and to better understand the controls on the location of high grade quartz veins.

Serra do Córrego Results

DSM has identified an additional potential open pittable zone in the Maneira and Holandes reefs at Serra do Córrego. These reefs are approximately 200 metres stratigraphically above the Intermediate reefs and are exposed continuously over a strike length of 1,800 metres on the east flank of the Serra do Córrego hill. There are numerous garimpos (free miner workings) along much of this exposure. Previous wide spaced drilling suggests that the mineralization at surface extends downdip but more drilling is required to confirm this.

SCO-83, the first drill hole of the Phase II program, returned very encouraging results of 3.70g Au/t tonne over a true width of 9.9 metres in the Maneira reef and 0.86 g Au/t over 7.4 metres true width in the Holandes reef. This hole was extended to 370 metres to intersect the Intermediate reefs; assays on this section of the hole are pending. Further drilling of this target is planned.

A program of 1,200 metres of drilling in 15 holes using two drill rigs has commenced to define a near surface indicated mineral resource in the Intermediate reefs at Serra do Córrego that will be incorporated, if successful, into the pre-feasibility study in progress.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange(www.desertsunmining.com)

TABLE OF SIGNIFICANT DRILLING AND SAMPLING RESULTS

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
SERRA DO CORREGO							
SCO-83		62.66	74.12	**3.70**	11.46	**9.9**	68
Dip -53 deg.		118.71	127.34	**0.86**	8.63	**7.4**	123
		Results pending for Intermediates reefs					
CANAVIEIRAS							
CAN-14							
Dip -55 deg.		104.71	105.12	**3.02**	0.41	**0.2**	110
		126.98	128.15	**1.92**	1.17	**0.6**	132
		147.25	154.65	**0.46**	7.40	**3.7**	154
	Incl.	154.25	154.65	**2.83**	0.40	**0.2**	154
		202.23	202.73	**1.94**	0.50	**0.3**	204
		230.94	234.61	**0.94**	3.67	**1.8**	232
CAN-15							
Dip -75 deg.		146.79	148.55	**1.38**	1.76	**1.4**	155
		Intersected dyke at 165.63					
CAN-16							
Dip -53 deg.		30.30	31.75	**32.70**	1.45	**0.7**	28
		110.15	207.48	**0.78**	97.33	**48.7**	185
	Incl.	110.15	133.27	**2.44**	23.12	**11.6**	150
	Incl.	127.83	133.27	**4.63**	5.44	**2.7**	160
	Incl.	202.91	207.48	**1.50**	4.57	**2.3**	250
MANEIRA (CANAVIEIRAS)							
CAN-17							
Dip -73 deg.		23.20	24.61	**5.51**	1.41	**1.1**	15
		94.22	103.68	**1.87**	9.46	**7.4**	78
	Incl.	94.22	97.29	**3.92**	3.07	**2.4**	80
		119.19	121.05	**3.01**	1.86	**1.5**	100
		209.57	211.69	**2.57**	2.12	**1.7**	165
RIO COXO – DIAMOND DRILLING							
COXO-1							
Dip -80 deg.		*No core recovered in target zone; re-drilled as Coxo-2*					
COXO-2		63.52	65.04	**0.69**	1.52	**0.5**	54
Dip -50 deg.							

RIO COXO - CHANNEL SAMPLING OF GARIMPOS (FREE MINER WORKINGS)
GALLERIA 1 (300m south of COXO-1)

		4.23g/t	1.65m true thickness	**15m horizontal width**
		4.11g/t	(cut to 60 g/t)	

GALLERIA 2 (270m south of COXO-1 and 30m north of Galleria 1)

	Incl.	**7.23g/t**	1.69m true thickness	**17m horizontal width**
		4.66g/t	(cut to 60 g/t)	

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection


Rio Coxo
2 holes - 190m
+ garimpo sampling
Maneira Zone
1 hole - 320m
Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Plant
Itapicurú
Canavieiras MU & LU
3 holes - 890m
Morro do Cuscuz
Serra do Córrego
1 hole - 370m
Phase II Program
Morro do Vento
New target area
João Belo Sul
N
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Formation
Cruz das Almas and Rio do Ouro Formations
0
5
km
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Mundo Novo Greenstone Belt
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
DESERT SUN MINING CORP.
PHASE I - DRILLING AREAS
Results Reported March 10, 2003



**Morro do Vento
Schematic Cross Section
Looking North**

DESERT SUN MINING CORP.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

March 21st, 2003

Desert Sun Schedules Teleconference for Shareholder Update

DESERT SUN MINING CORP. (TSX.V: DSM). The Management team of Desert Sun Mining Corp., have scheduled a live teleconference to update the shareholders on the latest company developments and progress.

The presenters at the teleconference will include:

> **Gerald McCarvill**, *Chairman*
> **Stan Bharti**, *President*
> **William Pearson**, *Vice President of Exploration*
> **Ian MacNeily**, *Chief Financial Officer*
> **Mark Brennan**, *Vice President of Business Development*

The teleconference will be held on **WEDNESDAY APRIL 2ND, 2003 AT 10:00 AM EST**. Interested parties are invited to participate in the meeting by calling one of the following telephone numbers:

Local callers:	**416-695-5259**
North American callers:	**1-877-888-3490**
International callers:	**+1-416-695-5259**

The conference is expected to last for 30 minutes and will include a presentation by the management, followed by a question and answer period during which calls will be taken.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

April 1st, 2003

DSM Teleconference for Shareholder Update

DESERT SUN MINING CORP. (TSX.V: DSM). The Management team of Desert Sun Mining Corp., have scheduled a live teleconference to update the shareholders on the latest company developments and progress.

The presenters at the teleconference will include:

> **Gerald McCarvill**, *Chairman*
> **Stan Bharti**, *President*
> **William Pearson**, *Vice President of Exploration*
> **Ian MacNeily**, *Chief Financial Officer*
> **Mark Brennan**, *Vice President of Business Development*

The teleconference will be held on **WEDNESDAY APRIL 2ND, 2003 AT 10:00 AM EST**. Interested parties are invited to participate in the meeting by calling one of the following telephone numbers:

Toronto: **416-695-5259**
North American: **1-877-888-3490**
International: **+1-416-695-5259**

The conference is expected to last for 30 minutes and will include a presentation by the management, followed by a question and answer period during which calls will be taken.

A short slide presentation of the highlights of the conference call will be available on Wednesday April 2nd, on our website (www.desertsunmining.com)

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
April 9, 2003

Desert Sun Reports Initial Results of Phase II Drill Program

Outlines 8,000 Metre Drill Program to Identify 3 Major Open Pittable Zones

DESERT SUN MINING CORP. (TSX.V:DSM) is pleased to report the first results from its Phase II exploration program which will include 8,000m of NQ diamond drilling, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The Company has budgeted US$1.5 Million for the program.

Two drills are currently on site and a third will be added shortly. The bulk of planned drilling will test three major target areas in the Intermediate Reefs to outline open pittable mineral resources at **Serra do Córrego, Morro do Vento** and **Joao Belo Sul**.

Potential Open Pittable Zone at Serra do Córrego Open to South

Serra do Corrégo, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Drill holes in the Phase I program suggested the potential for an open pittable zone approximately 30 to 40 metres wide grading in the order of 1.0 to 1.3 grams gold per tonne (g Au/t). Two drills are currently drilling on this target with completion of 12-15 holes totaling about 1200m planned over a strike length of 340 m.   Results of this definition drilling, if successful, will form the basis for estimation of a new mineral resource that will be incorporated into the pre-feasibility study in progress.

Hole SCO-84, collared in the south end of the target zone 90 m south of SCO-82, returned 1.39 g Au/t over a true width of 32.2 meters at a depth of about 40 meters below surface. This intersection includes a higher-grade section of 6.92 g Au/t over a true width of 3.8m. These results indicate that the zone is completely open to the south. Very little drilling by the previous operator was completed south of this hole although garimpos (free miner workings) are present along the full 900m strike length. Five additional holes in the current program have been completed; assays for these holes are pending.

As previously reported, hole SCO-83, the first drill hole of the Phase II program, returned very encouraging results of 3.70g Au/t tonne over a true width of 9.9 meters in the Maneira reef and 0.86 g Au/t over 7.4 meters true width in the Holandes reef. These reefs are approximately 200 meters stratigraphically above the Intermediate reefs and are exposed continuously over a strike length of 1,800 meters on the east flank of the Serra do Córrego hill.

TABLE OF SIGNIFICANT DRILLING RESULTS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
SERRA DO CORREGO						
SCO-83	62.66	74.12	**3.70**	11.46	**9.9**	68
Dip -53 deg.	118.71	127.34	**0.86**	8.63	**7.4**	123
	220.97	221.83	**2.65**	0.86	**0.7**	250
SCO-84	19.71	20.45	**10.68**	0.74	**0.6**	10
Dip -40 deg.	53.46	90.38	**1.39**	36.92	**32.1**	40
Incl.	53.46	54.78	**4.24**	1.32	**1.2**	30
Incl.	86.04	90.38	**6.92**	4.34	**3.8**	45

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Extensive Drilling Planned for Major Open Pit Target at Morro do Vento

DSM plans to complete 4,000 meters in 29 holes to test the promising Intermediate Reef package at Morro do Vento, which is located 1.5 kilometres south of the processing plant. Most of the holes will be concentrated in the top 100 meters with several wide spaced holes planned at a deeper level to confirm downdip continuity. Drilling will commence this week with the third drill rig.

The Intermediate reef package at Morro do Vento consists of quartz pebble conglomerate layers interbedded with quartzite that averages approximately 70 meters in width and extends along strike for 2 kilometers. Conglomerates comprise approximately 25% to 40% of the package and have an overall average grade, based on wide spaced previous drill holes, ranging from 1.5 to 1.7 g Au/t. **Based on this information, DSM believes that Morro do Vento has the potential to host an open pittable deposit in the range of 10 to 15 million tonnes at an average grade of 1.5 to 1.7 g Au/t.** This estimate is conceptual and further investigation is required to confirm a mineral resource.

IP Surveys and More Drilling Planned at Joao Belo Sul

Drilling in the Phase I program at Joao Belo Sul, located 2 kilometers south of the former Joao Belo Mine, outlined a major extension to the known mineralization. Hole JBA-292 intersected 3.75 grams gold per tonne over a true width of 14.6 meters at a depth of about 69 meters below surface. This intersection included a high-grade section of 10.62 grams gold per tonne over 3.6 meters true width. Ten holes totaling 2,400 meters are planned in Phase II.

The mineralized horizons intersected in the holes at Joao Belo Sul continue to the south for an additional 9 kilometers of strike length to the Campo Limpo area where eight wide spaced holes were previously completed over a strike length of 1,000 metres at Campo Limpo in the 1980's. Significant results returned included 3.76 grams gold per tonne over 9.5 meters true width and 2.65 grams gold per tonne over 7.4 meters true width.

Induced Polarization surveys will be completed over the entire Joao Belo Sul-Campo Limpo strike length to aid in location of drill holes prior to commencing drilling. Physical property measurements of representative samples of mineralized conglomerate indicate that IP should be an effective technique. The survey, which will be carried out by Insight Geophysics Inc., under the direction of consulting geophysicist John Buckle, P.Geo., will initially be a gradient survey to map targets from surface to a depth of approximately 400 metres.

Anomalies defined by the gradient survey will be then be re-surveyed to produce a high data density Insight Section over the anomalous areas of interest. The Insight Sections will define the depth to anomalous sources and will be used in combination with geological information to locate drill holes. This procedure will allow a much greater area to be explored with more efficient use of drill meterage.

Desert Sun Mining is delineating a major gold district at Jacobina, State of Bahia, Brazil. The Phase I program that included twelve diamond drill holes totaling 2,250m as previously reported was very successful in outlining extensive open pit target zones in the Intermediate reefs and discovering a major new extension to the Joao Belo Mine. In addition regional exploration indicates that the gold mineralization extends for over 100 km in the Bahia Gold Belt.

Upon completion of the Phase II program budgeted at $US1.5 million, DSM will have earned a 51% interest in the Jacobina property and have triggered its option to acquire the remaining 49%. DSM has 90 days after earning its 51% interest to pay Valencia Ventures (VVI-TSX.V) $CDN5 million in cash or shares to earn the final 49% interest.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)



Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Plant
Itapicurú
Serra do Córrego
2 holes - 480m
5 holes pending
Morro do Cuscuz
Morro do Vento
João Belo Sul
Campo Limpo
N
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Formation
Cruz das Almas and Rio do Ouro Formations
0
5
km
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Mundo Novo Greenstone Belt
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
DESERT SUN MINING CORP.
PHASE II - DRILLING AREAS
Results Reported April 9, 2003

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165

www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
May 1, 2003

DESERT SUN GOING TO FULL FEASIBILITY AT JACOBINA

Study Expanded from Pre-Feasibility to Fully Bankable

DESERT SUN MINING CORP. (TSX.V: DSM) has instructed SNC-Lavalin, Dynatec Corporation and Micon International to expand the scope of the pre-feasibility study at Desert Sun's Jacobina mine to a feasibility study as defined under National Instrument 43-101. Completion of the feasibility study, expected by August 2003, means that DSM could make a production decision immediately thereafter and, depending on the results, start mine re-development and construction by early next year.

The Jacobina mine includes three past producing areas that collectively produced 700,000 ounces of gold between 1983 and 1998. These mines, located in the southern part of the Bahia Gold Belt, currently **host all of the 1.4 million ounces of measured and indicated mineral resources and most of the 2.2 million ounces of inferred mineral resource previously referenced** by DSM and reviewed by **Micon International Limited** (see Table 1 below). There is a processing plant at the site that has a one million tonne per year capacity.

SNC-Lavalin will complete a bankable feasibility that will determine the capital and operating costs and develop a detailed time line to put existing mine back into production. The capital and operating cost estimates will be targeted to +/- 15% accuracy. SNC-Lavalin will also investigate the open pit potential of the mineralization around Jacobina, particularly in light of the recently announced drill results in and around the **Serra do Corrego** area.

"The completion of a bankable feasibility will give DSM the framework within which to reactivate the Jacobina Mine. Construction and re-development could begin as early as 2004", said **Stan Bharti, President, Desert Sun Mining.**   "The appointment of SNC-Lavalin and Dynatec is especially important because both of these companies have the capability to complete the feasibility study and construct the mine as well as eventually put it into production and operate it on an ongoing basis. SNC-Lavalin has completed Engineering, Procurement and Construction Management for numerous major projects around the world and will bring their specialized processes and overall mining construction expertise to bear on Jacobina. Dynatec, in addition to contracting, operates underground mines on a turnkey basis for its clients."

The study will be headed by **Mr. Tim Mann, P. Eng., of SNC-Lavalin** who are one of the world's largest mine construction and engineering companies. Mr. Mann has over 25 years of experience in the mining industry and prior to joining SNC-Lavalin was Vice President of Operations at Goldcorp Inc., and General Manager of the Campbell Mine for Placer Dome in Red Lake, Ontario. Mr. Mann was also involved with the exploration and feasibility study work at Placer Dome's Musselwhite Mine, as well as feasibility study work and operation of Placer's Detour Lake Mine.

Under the overall coordination of SNC-Lavalin, the mining study will be carried out by **Dynatec Corporation**. They are a leading international provider of mining and drilling services and metallurgical technology to the mining industry and have extensive experience in mine access design, pre-production development and contract mining. Currently Dynatec is operating Gold Corp.'s Red Lake Mine on a turnkey basis. Dynatec is listed on the Toronto Stock Exchange (DY: TSX). Work for the study will be completed by the Mining Division which is headed by **Mr. William M. Shaver, P. Eng., Vice President**

The previously completed review of mineral resources by **Micon International Limited** will be updated by Micon as part of the bankable feasibility study. Micon provides consulting services to the international mining industry, specializing in the areas of financial analysis, technical analysis, production feasibility studies, project monitoring, litigation support and environmental management. The Project Manager for Micon International is **Mr. Terry Hennessey, P. Geo**.

Desert Sun recently released results from Phase I of its exploration drilling at the Jacobina Mine and the Bahia Gold Belt. **The drill results, combined with the previous data and drilling at the mines, indicate a continuous mineralized zone up to 10 kilometres long of low grade, potentially open-pittable material within 50-60 metres of surface, which is ideal for bulk open pit mining**. Although the current drill program consists of shallow holes of less than 100 metres true depth, past drilling and data from this belt indicates the mineralization extends to a depth of at least 500 metres.

DSM has initiated Phase II of the exploration program in the Bahia Gold Belt with three drill rigs in operation. The Company recently completed a $4.7 million financing and has a strong balance sheet with no debt.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

Table 1: Mineral Resource Estimated by JMC and reviewed by Micon 1998*:

Category	Tonnes	Grade (g Au/t)	Contained Oz.
Measured	2,753,000	2.68	237,400
Indicated	12,271,000	2.91	1,146,500
Total M & I	15,024,000	2.87	1,383,900
Inferred	22,947,000	3.10	2,286,000

*Micon considers the historical mineral resource estimate at Jacobina to be relevant today and that it is reasonable for DSM to rely on it as justification for its exploration program

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

May 7, 2003

Desert Sun Appoints US Financial Relations Firm

Company Announces New Chief Financial Officer

DESERT SUN MINING CORP. (TSX.V: DSM) has retained the California based firm of **Michael Baybak and Company, Inc.** ("MBC") to provide financial relations, media relations and market development services on behalf of the Company. Headed by Mr. Michael Baybak, MBC is a long term IR specialist in the sphere of the natural resources and gold exploration sectors. Mr. Baybak will introduce DSM to both retail and U.S. institutional accounts - a vital component to the growth of any gold company. The terms of the service agreement specify a 12 month term with a monthly fee of US $5,000 plus expenses. DSM has the right to terminate and/or revise the agreement after the first two months of service. Pursuant to the agreement, the Company will also issue 150,000 stock options at CDN $1.00 per share, exercisable for a period of five years, subject to regulatory approval.

As of May 1, 2003, Mr. Stephen Woodhead has assumed the position of Chief Financial Officer from Mr. Ian MacNeily, who will remain as an advisor to DSM. Mr. Woodhead is a senior financial executive with over a decade of experience in the natural resource and public finance sectors. He holds a Bachelor of Commerce from the University of Cape Town, South Africa and is a member of the South African Institute of Chartered Accountants. Previously, he worked for the Department of Finance in South Africa and as the corporate financial manager for Trans Hex Group Limited, a South African diamond producer and exploration company listed on the Johannesburg Stock Exchange. Mr. Woodhead relocated from Cape Town to Toronto in 1997 to establish and manage the Canadian corporate headquarters of Trans Hex International Ltd. He is presently the Chief Financial Officer and Corporate Secretary for Tsodilo Resources Limited (formerly Trans Hex International), an international diamond exploration company.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
May 15, 2003

Desert Sun Mining Reports More Positive Drilling Results

- ***Open Pit Potential Confirmed at Serra do Córrego for Inclusion in Feasibility;***
  - ***Three Drills Move to next Open Pit Target – Morro do Vento***

DESERT SUN MINING CORP. (TSX.V:DSM) is pleased to report further results of its Phase II exploration program which consists of 8,000meters of NQ diamond drilling, induced polarization (IP) geophysical surveys and continuation of the regional exploration program at its Bahia gold property at Jacobina, State of Bahia, Brazil.

The first stage in the Phase II program is to delineate an open pittable mineral resource in the Intermediate reefs at Serra do Córrego that can be incorporated into the feasibility study as a starter pit for the existing mill in order to expedite production. Subsequent drilling will focus on testing more extensive potential open pittable targets in the same stratigraphy at Morro do Vento and Joao Belo Sul.

Open Pittable Zone Firming Up at Serra do Córrego

Serra do Corrégo, located 2 kilometres north of the processing plant (Figure 1), is a 900 metre long target zone in the Intermediate reefs. Drill holes in the Phase I program suggested the potential for an **open pittable zone approximately 30 to 40 metres wide grading in the order of 1.0 to 1.3 grams gold per tonne (g Au/t).** Twelve (12) drill holes totaling 1,200 metres have been completed at Serra do Córrego in Phase II in addition to the three (3) holes totaling 360m done in Phase I. One hole, **SCO-84 which returned 1.39 g Au/t over a true thickness of 32.1m**, was previously reported. Results of this definition drilling continue to confirm the overall continuity and grade of mineralization within the target zone. This new data combined with historical drill information will form the basis for estimation of a new mineral resource which will be incorporated into the feasibility study in progress.

Significant drill results for five new holes (SCO-85 to SCO-89 incl.) are shown in Table 1. Assays for the remaining six (6) holes (SCO-90 to SCO-95) are pending. Also included are the first results from re-sampling of old holes for which core are available. These initial results from resampling suggest that there may be significant underestimation of grade in previously identified lower grade areas, however further data is required to confirm this trend.

Figure 2 is a vertical longitudinal of the mineralized zone showing pierce points of both new and historical drill holes. Historic holes for which core are available and are being sampled have been indicated. Many of the old holes had incomplete sampling due to the previous focus on narrower higher grade zones. In estimating average grades of intersections for historical holes, missing samples have been assigned zero grade.

TABLE1: SIGNIFICANT DRILLING AND SAMPLING RESULTS
SERRA DO CORREGO

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
SCO-84+		19.71	20.45	**10.68**	0.74	**0.6**	10
Dip -40 deg.		53.46	90.38	**1.39**	36.92	**32.1**	40
	Incl.	53.46	54.78	**4.24**	1.32	**1.2**	30
	Incl.	86.04	90.38	**6.92**	4.34	**3.8**	45
SCO-85							
Dip -45 deg.		51.26	91.95	**0.38**	40.69	**31.3**	48
	Incl.	51.26	58.75	**0.76**	7.49	**5.8**	38
	Incl.	87.72	91.95	**0.71**	4.23	**3.3**	53
SCO-86							
Dip -44 deg.		53.06	62.40	**1.19**	9.34	**7.1**	50
		123.70	129.45	**2.21**	5.75	**4.4**	97
SCO-87							
Dip -44 deg.		46.34	77.34	**1.30**	31.00	**25.7**	31
	Incl.	46.34	53.96	**3.19**	7.62	**6.3**	25
	Incl.	73.19	77.34	**1.53**	4.15	**3.4**	36
SCO-88							
Dip -50 deg.		56.23	103.87	**0.58**	47.64	**34.8**	50
		56.23	61.03	**1.63**	4.80	**3.5**	40
		89.69	103.87	**1.03**	14.18	**10.4**	60
SCO-89							
Dip -41 deg.		40.29	82.98	**1.30**	42.69	**33.3**	35
	Incl.	40.29	44.22	**5.30**	3.93	**3.1**	25
	Incl.	72.87	82.98	**3.06**	10.11	**7.9**	40
			Re-Sampling of Core from Old Holes				
SCO-71							
Dip -49 deg.							
Original Result		59.80	101.80	**0.88**	42.00	**34.9**	70
		119.06	122.77	**0.20**	3.71	**3.1**	97
DSM Sampling		59.80	101.80	**1.52**	42.00	**34.9**	70
		119.06	122.77	**1.96**	3.71	**3.1**	97

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection
\+ results previously released

Drilling Commences on Major Open Pit Target at Morro do Vento

DSM has recently started 4,000m of drilling in 29 holes to test the promising Intermediate Reef package at Morro do Vento which is located 1.5 kilometres south of the processing plant. Most of the holes will be concentrated in the top 100m with several wide spaced holes planned at a deeper level to confirm downdip continuity. Three drills are now on this target site. Based on previous drill information, DSM considers that Morro do Vento has the potential to host **an open pittable deposit in the range of 10 to 20 million tonnes at a grade of 1.5 to 1.7 g Au/t.** This estimate is conceptual and further investigation is required to confirm a mineral resource.

Induced Polarization Surveys in Progress

DSM has received initial data from the first induced polarization (IP) geophysical section lines. The survey is using a recently developed IP survey technique by Insight Geophysics that is ideally suited to the Jacobina geological environment. The very high inducing signal and the broad range of contrasts between the rock units are providing excellent quality data in both the resistivity and chargeability parameters. It is expected that this method will be able to outline the geological stratigraphy, alteration and mineralization directly associated with gold horizons and variation in geological structure, to a depth of 400 metres. The survey is initially being conducted in areas where good geological control will be used to 'fingerprint' the responses from the gold-bearing lithologies.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Over the past year, the Board of DSM has entered into management contracts totaling $47,500 per month with 7 individuals and 1 company. These contracts will be approved at the next shareholders meeting.

DSM has issued 125,000 options to officers and consultants at $1.00 per share, subject to final approval from the TSX Venture Exchange.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

Figure 1: Location of Drilling Areas Reported


Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Plant
Itapicurú
Morro do Cuscuz
Campo Limpo
Serra do Córrego
13 holes - 1600m
6 holes pending
Morro do Vento
Drilling commencing
João Belo Sul
N
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Formation
Cruz das Almas and Rio do Ouro Formations
0
5
km
DESERT SUN MINING CORP.
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Mundo Novo Greenstone Belt
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements
PHASE II - DRILLING AREAS
Results Reported May 14, 2003

Figure 2: Vertical Longitudinal Section, Serra do Córrego



DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
June 9, 2003

DESERT SUN MINING LISTED ON BERLIN STOCK EXCHANGE

INVESTOR RELATIONS FIRM APPOINTED FOR MARKETING IN EUROPE

DESERT SUN MINING CORP. (TSX.V: DSM and BERLIN: DRT)   Effective immediately the Company's shares are now also quoted on the Berlin Stock Exchange. This quotation in Germany allows European investors to trade DSM in their own time zone and in the Euro currency. The trading symbol is **DRT** and the German securities code (ISIN) is CA 25043V1076/ 904583.

Berliner Freiverkehr (Aktien) AG, a leading provider of financial services in the German market has sponsored Desert Sun's listing. Berliner Freiverker (Atkien) AG is one of the largest German brokerage firms with offices in Berlin, Frankfurt and Stuttgart.

Stated Mr. Stan Bharti, President & CEO of Desert Sun, "This listing is an important step in providing greater visibility for DSM in Europe and broadening the Company's European investor base by facilitating the trade of our shares in Europe. Desert Sun is about to enter a major growth phase with the current drill program and the completion of its feasibility on the Jacobina property in the Bahia Gold Belt, Brazil. This feasibility is expected to be completed by August and it is logical and important that European investors have the opportunity to participate in Desert Sun's growth."

Desert Sun has retained the Zurich based firm of CM Consulting-Marketing to provide financial relations, media relations and market development services on behalf of the Company in Europe. Headed by Mr. Marcel Ewald, CM Consulting-Marketing is a highly regarded European specialist in the natural resource and gold exploration sectors. The terms of the service agreement specify a six-month term with a management fee of C$8,520 plus expenses.

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

41

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

July 2, 2003

NANCY E. MCINERNEY-LACOMBE APPOINTED TO THE BOARD OF DSM
CORPORATE GOVERANCE STRENGTHENED

DESERT SUN MINING CORP. (TSX.V: DSM) is pleased to announce that it has appointed Nancy E. McInerney-Lacombe as a member of the Board of Directors. Ms McInerney-Lacombe is a senior executive with close to 30 years of domestic and international experience in the financial sector. Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world. Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.

As a result of her background and experience, particularly on the regulatory side, Ms. McInerney-Lacombe brings a strong shareholder orientation to the role as well as strong financial management skills. In addition, her educational background includes an MBA from The University of Western Ontario, Richard Ivy School of Business (1980).

Gerry McCarvill, Chairman of DSM, in welcoming Ms. McInerney-Lacombe said, "as an independent director, Nancy's experience both domestically and internationally brings a prudent financial perspective to the company". Ms. McInerney-Lacombe has been granted 100,000 options to purchase common shares of DSM at $1.00 per share, subject to regulatory approval.

DSM's statement of corporate governance practices will provide investors with a clear picture of the Company's approach to corporate governance including any divergence from the stated TSX Exchange guidelines. This is not a requirement of the TSX Venture Exchange, however it is the Company's intention to conform to the TSX Exchange guidelines as mentioned in sections (1400-774) and (1400-775). This disclosure will be made in DSM's next annual report and information circular.

DSM has been proactive in implementing the above by appointing four separate Board Committees. Other than the Audit Committee which is comprised of only outside directors, the other Committees are comprised of a majority of outside directors. These Committees are as follows:

- Corporate Governance Committee
- Audit Committee
- Nominating Committee
- Compensation Committee

Desert Sun Mining is a Canadian gold exploration and development company listed on the TSX Venture Exchange. (www.desertsunmining.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
July 7, 2003

Drilling Identifies Major New Open Pittable Target Zone at Desert Sun's Morro do Vento

- *First 3 holes of 29 indicate major new find 1.5 kilometres from existing plant and infrastructure: more results to follow*
- *DSM schedules conference call July 10th for shareholder update*

DESERT SUN MINING CORP. (TSX.V:DSM) has received very promising results from the first holes it has drilled into its Morro do Vento target zone, located 1.5 kilometres south of the existing Jacobina processing plant. These are the first holes in a planned 29 hole, 4,000 metre program focused on the Intermediate reef package. This stratigraphic package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres in width and extends along strike for 2 kilometres. The results of DSM's recently completed induced polarization geophysical survey at Morro do Vento indicate that the mineralized horizon likely extends over 400 metres down dip into the valley.

As reported on January 23rd, Desert Sun considers, based on historic drill information, that Morro do Vento has the potential to host an open pittable deposit in the range of 10 to 20 million tonnes at a grade of 1.5 to 1.7 grams gold per tonne (g Au/t). This estimate is conceptual and further investigation is required to confirm a mineral resource.

Hole MVT-289, collared at the south end of the target area, intersected 4.42 g Au/t over 11.8 metres true width (4.12 g Au/t with the one high assay cut to 30 g Au/t) from 161.23 to 181.64 metres. A second intersection from 201.76 to 228.89 metres returned **1.39 g Au/t over 15.7 metres true width including 2.81 g Au/t over 6.1 metres true width**. Hole MVT-290 was collared 100 metres north of MVT-289 beneath an area where there are no garimpos (free miner workings) on surface, returned 2.92 g Au/t over 4.9 metres true width.

Hole MVT-291, collared about 500m north of MVT-289 under an area with extensive garimpos, returned 1.48 g Au/t over 44.3 metres true width including 2.58 g Au/t over 17.1 m true width.

TABLE OF SIGNIFICANT DRILLING RESULTS – CURRENT PROGRAM

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO						
MVT-289						
Dip -61 deg.	161.23	181.64	**4.42**	20.41	11.8	80
	201.76	228.89	**1.39**	27.13	15.7	96
Incl.	201.76	212.30	**2.81**	10.54	6.1	94
MVT-290						
Dip -63 deg.	142.46	148.06	**2.92**	5.60	4.9	90
MVT-291	35.46	38.25	**1.42**	2.79	2.3	40
Dip -70 deg.	51.32	58.95	**1.73**	7.63	6.3	58
	74.60	128.64	**1.48**	54.04	44.3	106
Incl.	74.60	95.48	**2.58**	20.88	17.1	90

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented "I am delighted with these results. They confirm our belief that there is excellent potential to outline a large open pittable mineral resource at Morro do Vento. The consistency of the mineralization in the targeted stratigraphic horizon is impressive."

The attached longitudinal section of the southern half of the 2 kilometre long target zone shows the locations of DSM's new holes along with holes drilled previously by others. Significant results from these historic drill holes in this portion of the target area are summarized in the table below. In addition to these holes, underground channel and drill holes sampled by JMC the previous operator, in a cross cut 160 m below surface were reported to have returned an average grade of 1.58 g Au/t over a width of 12.2 metres along a strike length of 287 metres.

Previous operators focused only on narrow high grade zones similar to those mined at the Itapicuru mine at Jacobina where the high grade shoots were typically 2.0 to 2.5 metres wide at an average grade of 3.9 g Au/t to 5.4 g Au/t. Therefore, only the conglomerate units, which typically comprise about 55% of the core in the target zone, were previously sampled. Work by DSM indicates that the interbedded quartzites can also be mineralized hence evaluation of these units, in addition to the conglomerates, is very important in assessing the overall bulk tonnage potential. Cores from some of these holes are still available as indicated on the longitudinal section and are now being resampled by DSM.

TABLE OF SIGNIFICANT DRILLING RESULTS
HISTORICAL HOLES (South to North)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO						
MVT-200						
Dip -60 deg.	123.83	136.55	**2.04**	12.72	11.1	94
MVT-191						
Dip -45 deg.	90.64	93.86	**2.36**	3.22	2.8	65
	105.56	140.24	**2.59**	34.68	29.8	87
Incl.	105.56	120.05	**3.93**	14.49	12.5	79
MVT-206						
Dip -72 deg.	214.10	227.94	**1.74**	13.84	7.2	180
	255.24	258.09	**2.08**	2.85	1.5	210
MVT-5						
Dip -75 deg.	110.34	113.85	**2.82**	3.51	2.9	87
	150.55	159.70	**2.16**	9.15	7.5	126
MVT-99A						
Dip -59 deg.	85.23	95.18	**1.44**	9.95	8.4	84
	118.94	129.89	**2.04**	10.95	9.2	117
MVT-98						
Dip -88 deg.	46.38	49.10	**1.60**	2.72	1.6	48
	58.68	82.78	**2.35**	24.10	15.3	72
	106.30	124.66	**1.39**	18.36	11.0	108
MVT-96						
Dip –89 deg.	48.92	52.54	**3.10**	3.62	2.1	50
	79.07	99.16	**0.91**	20.09	11.4	85
MVT-11						
Dip –45 deg.	51.09	63.13	**1.40**	12.04	12.0	46
	80.53	86.20	**2.51**	5.67	5.7	65

The geometry of the mineralized zone is very consistent as shown on the attached geological cross section of Hole MVT-291. Because of the geometry of this zone, and its location on the flank of a hill the zone could be open pit mined with minimal waste rock removal.

The feasibility study by SNC Lavalin Engineers & Constructors Inc (SNC-Lavalin) on the Jacobina mine is advancing well with completion of the study expected in August 2003. The Jacobina mine area includes three past producing areas known as the Itapicuru, Joao Belo and Canavieiras mines which collectively produced 700,000 ounces of gold chiefly from 1983 to 1998. As previously stated, these areas host all of the 1.4 million ounces of measured and indicated mineral resources being considered for the feasibility study as well as most of the 2.2 million ounces of inferred mineral resource.

"This is the third major near-surface bulk mineable target that our excellent exploration crew has discovered in the past year at Jacobina," stated Stan Bharti, President. "These large tonnage horizons confirm the fantastic upside available at Jacobina to substantially increase the existing resource base. The successful definition of this resource may have a further positive impact on the ongoing project economics and scale."

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Teleconference on Thursday July 10th

The Management team of DSM have scheduled a live teleconference to update the shareholders on the latest company developments and progress.

The presenters at the teleconference will include:

> **Gerald McCarvill**, *Chairman*
> **Stan Bharti**, *President*
> **William Pearson**, *Vice President, Exploration*
> **Stephen Woodhead**, *Chief Financial Officer*
> **Mark Brennan**, *Vice President, Business Development*

The teleconference will be held on **THURSDAY JULY 10TH, 2003 AT 10:00 AM EST**. Interested parties are invited to participate in the meeting by calling one of the following telephone numbers:

Local callers: 416-695-9747
North American callers: 1-800-565-0813
International callers: +1-416-695-9747

The conference is expected to last for 30 minutes and will include a presentation by the management, followed by a question and answer period during which calls will be taken.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. (www.desertsunmining.com)

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".



LEGEND

DSM DRILL HOLE (released) ●

OLD DRILL HOLE
(core being resampled) ◉

OLD DRILL HOLE
(no core available) ▲

Au g/t over m (true width)   1.47 g/t / 47.5 m

Fault

Underground Level   Level 900 m

Garimpo

*Missing samples in historic holes have been
assigned zero grade.*

**Morro do Vento
Vertical Longitudinal Section
South Half
(Looking West)**

0   200
m

July 7, 2003



Serra do Corrégo Formation

Quartz Pebble Conglomerate

Quartzite

g Au/t over m (true width)

Morro do Vento Cross Section Drill Hole MVT-291 Looking North

DESERT SUN MINING CORP.

July 7, 2003

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

July 23, 2003

DSM SCHEDULES CONFERENCE CALL FOR JULY 24TH FOR SHAREHOLDER UPDATE

DESERT SUN MINING CORP. (TSX: DSM) announces that its common shares are trading on the Toronto Stock Exchange as of today, Wednesday, July 23, 2003 under the trading symbol "DSM".

The Management team of DSM have scheduled a live teleconference to update the shareholders on the latest company developments and progress.

The presenters at the teleconference will include:

Gerald McCarvill, *Chairman*

Stan Bharti, *President*

William Pearson, *Vice President, Exploration*

Kurt Menchen, *Vice President of Operations (Brazil)*

Stephen Woodhead, *Chief Financial Officer*

Mark Brennan, *Vice President, Business Development*

The teleconference will be held on **THURSDAY JULY 24TH, 2003 AT 10:00 AM EST**. Interested parties are invited to participate in the meeting by calling one of the following telephone numbers:

Local callers: **416-695-9747**

North American callers: **1-800-565-0813**

International callers: **+1-416-695-9747**

The conference is expected to last for 30 minutes and will include a presentation by the management, followed by a question and answer period during which calls will be taken.

Desert Sun Mining is a Canadian gold exploration and development company (www.desertsunmining.com)

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
August 5, 2003

DESERT SUN APPOINTS FORMER CANADIAN AMBASSADOR TO BRAZIL AS ADVISER
Mr. William Clarke to advise DSM on strategic issues in Brazil

DESERT SUN MINING CORP. (TSX: DSM) has appointed Mr. William Clarke to the DSM Advisory Committee of its Board of Directors that provides strategic and technical guidance to the Company during its continuing program to explore and develop the extensive Jacobina gold property on the Bahia Gold Belt in Brazil. Mr. Clarke has had a long and distinguished career in international affairs as a foreign service officer with the Canadian Department of Foreign Affairs and International Trade (DFAIT).

From 1999 to 2000, Mr. Clarke was Assistant Deputy Minister, International Business (DFAIT); Ambassador to Sweden and the Baltic Republics (Estonia, Latvia and Lithuania) in Stockholm (1995-1999); Assistant Deputy Minister, Corporate Services Branch, at DFAIT headquarters in Ottawa (1992-1995); **Ambassador to Brazil (1990-1992);** Director General, U.S. Trade, Tourism and Investment Development Bureau (1986-1990); and **Consul General, Sao Paulo, Brazil (1982-1986).** From 1966 to 1982 Mr. Clarke served abroad and in Ottawa as a Canadian Trade Commissioner with foreign assignments in the Netherlands, Singapore, **Brazil** and the USA. Currently he is President of the Canadian Nuclear Association.

Mr. Clarke joins Mr. Peter Bojtos, Independent Director and Chairman of the committee, and current members Dr. Richard Garnett, Dr. Charles H. Thorman and Mr. David Williamson on the committee.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com)

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
August 20, 2003

DSM BUYS BACK JACOBINA MINE ROYALTY

DESERT SUN MINING CORP. (TSX: DSM, Berlin Stock Exchange: DRT) has acquired from Rockwater Capital Corporation (TSX:RCC) and has subsequently cancelled an outstanding 1.7% Net Smelter Return royalty covering the entire Bahia Gold Belt which hosts the Jacobina mine.   DSM, on behalf of Jacobina Mineração e Comércio Ltda., paid $200,000 to buy back this royalty. The purchase price will be allocated towards DSM's earn-in on the property.

"The elimination of this royalty is another positive step in the development of the Jacobina Mine and the Bahia Gold Belt," said Stan Bharti, P.Eng. President, "This will result in lower cash costs and higher operating margins once the Jacobina Mine is in production, further improving project economies".

DSM is engaged in the exploration and development of the Jacobina mine and the associated large Bahia Gold Belt in Brazil. The total belt optioned by DSM is over 100 kilometers long and includes the prolific gold-bearing conglomerate beds of the existing Jacobina mine. The mine, currently on standby, has a processing plant with a capacity of one million tonnes annually. The measured and indicated mineral resources of the mine are 1.4 million ounces of gold in addition to the 2.2 million ounces of inferred ounces (see Table 1 below).

The Company has retained SNC Lavalin to complete a full feasibility on the mine. The feasibility is expected to be completed this month (August 2003). DSM is also conducting an extensive exploration program in the Bahia Gold Belt, and specifically on the Morro de Vento target, where four diamond drills are operating.   The Company announced exciting positive results from the first three holes at Morro de Vento (see press release dated July 7, 2003) and expects to announce additional results shortly.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the Berlin Stock Exchange. (www.desertsunmining.com)

Table 1: Mineral Resource Estimated by JMC and reviewed by Micon 1998*:

Category	Tonnes	Grade (g Au/t)	Contained Oz Au
Measured	2,753,000	2.68	237,400
Indicated	12,271,000	2.91	1,146,500
Total M&I	15,024,000	2.87	1,383,900
Inferred	22,947,000	3.10	2,286,000

*Micon, through its independent qualified person Terrence Hennessey, P.Geo., considers the historical mineral resource estimate at Jacobina to be relevant today and that it is reasonable for DSM to rely on it as justification for its exploration program

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan	Kam Gill
416-364-2266	416-861-0341
1-877-600-6001	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
August 26, 2003

MICON INTERNATIONAL CONFIRMS UPDATED MINERAL RESOURCE ESTIMATE AT JACOBINA

DESERT SUN MINING CORP. (TSX: DSM) is pleased to announce that Micon International through its independent qualified person Terry Hennessey, P.Geo., has reviewed and confirmed the updated mineral resource estimate prepared by DSM for Jacobina as set out in Tables 1 and 2 below. Micon has concluded that the resource estimate is compliant with the CIM Code and that DSM is justified in using these estimates in its feasibility study.

**Table 1: Summary of Measured and Indicated Mineral Resources at Jacobina
as of August 25, 2003**

Category	Mine	Tonnes	Grade (g Au/t)	Contained Gold (ounces)
Measured	João Belo	2,301,000	2.41	178,100
	Itapicurú	245,000	5.70	44,900
	Serra do Córrego	10,000	7.50	2,400
	Canavieiras	56,000	6.73	12,100
	Subtotal	**2,612,000**	**2.83**	**237,500**
Indicated	João Belo	6,818,000	2.31	506,700
	Itapicurú	3,860,000	3.51	435,900
	Serra do Córrego	909,000	2.39	69,800
	Canavieiras	603,000	5.80	112,400
	Subtotal	**12,190,000**	**2.87**	**1,124,800**
Total Measured and Indicated	João Belo	9,119,000	2.34	684,800
	Itapicurú	4,105,000	3.64	480,900
	Serra do Córrego	919,000	2.44	72,200
	Canavieiras	659,000	5.88	124,500
	Total	**14,802,000**	**2.86**	**1,362,300**

Total measured and indicated mineral resources are 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold primarily in the Joao Belo and Itapicuru areas. These mineral resources, which are similar to the 1998 estimate, are being considered for the feasibility study in progress by SNC Lavalin-Dynatec.

Table 2: Summary of Inferred Mineral Resources at Jacobina as of August 25, 2003

Category	Mine	Tonnes	Grade (g Au/t)	Contained Gold (ounces)
Inferred	João Belo	8,574,000	2.77	764,100
	Itapicurú	12,203,000	2.00	784,100
	Serra do Córrego	1,812,000	2.95	171,900
	Canavieiras	4,026,000	3.55	458,900
	Other Areas	2,872,000	3.25	300,500
	Total	**29,487,000**	**2.62**	**2,479,500**

Inferred mineral resources total 29,487,000 at 2.62 g Au/t containing 2,479,500 ounces of gold. This is increased by almost 200,000 ounces from the May 1998 estimate reflecting additions from DSM drilling and re-interpretations at Morro do Vento and Serra do Córrego.

Based on past experience at the mines, DSM anticipates that approximately 70% of the total inferred mineral resource can potentially be upgraded to indicated status by further drilling. **Thus as much as 1,700,000 ounces of gold could potentially be added to the present indicated resource.** This estimate is conceptual only and further surface and underground drilling will be required to confirm additional indicated mineral resources. Micon concurs that further significant exploration expenditures are justified in the Jacobina area.

DSM currently has four drills operating at Morro do Vento to followup on the very promising first drill results (see press release July 7, 2003). **DSM considers, based on historic drill information, that Morro do Vento has the potential to host an open pittable deposit in the range of 10 to 20 million tonnes at a grade of 1.5 to 1.7 g Au/t potentially containing in excess of one million ounces of gold.** This estimate is conceptual and further investigation is required to confirm a mineral resource. Two additional drills are being brought to the property to allow drill testing of other targets outside Morro do Vento.

 Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com)

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
September 12, 2003

SNC LAVALIN FEASIBILITY CONFIRMS ECONOMIC VIABILITY OF RE-OPENING JACOBINA

- **Mines to Produce 102,500 oz. Gold per year at Cash Cost of US$189 per oz beginning in 2005**
- **Capital Cost (net of preproduction cash flow) US$30.7 million**
- **Recovered gold including pre-production estimated at 731,000 oz. over 7 year mine life**
- **After Tax Internal Rate of Return of 39.2% at US$350/oz**
- **Separate Preliminary Assessment by SRK on Inferred Mineral Resources indicates good potential for extending mine life by 11 years**

DESERT SUN MINING CORP. (TSX: DSM) is pleased to announce results of the Feasibility Study Report on the Jacobina Mine Project, Brazil, completed by **SNC-Lavalin Engineers & Constructors (SNC)**. Tim Mann, P.Eng. of SNC was the overall project manager and independent qualified person for the study. **Micon International Limited (Micon)** was responsible for geological aspects. Mining aspects were prepared by **Dynatec Corporation (Dynatec)**. Metallurgical test work was carried out by **SGS Lakefield Research Limited of Ontario.** Geotechnical aspects of the mine design were prepared by **Mauri Lopes Ferreira** an independent consultant in Belo Horizonte, Brazil and other aspects of engineering design by **Engenharia e Consultoria Ltda (GEST)** in Nova Lima, Brazil; both consultants worked under the direction and approval of SNC-Lavalin. Geology and mining support were provided by DSM personnel in Brazil and Toronto.

Development Approach

DSM's current plans, which are the subject of this Feasibility Study, comprise the expansion, refurbishment and re-commissioning of the existing plant to process 4,200 t/d or 1,512,000 t/a, with mill feed being sourced from the Joao Belo, Basal Reef (Itapicuru) and Serra do Córrego mining areas. Joao Belo and Basal Reef were previously mined whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program.

The study contemplates dewatering and further development of the past-producing Joao Belo Mine to produce 3,000 t/d; development and dewatering of the Basal Reef deposit for mining at a rate of 800 t/d; and development and mining of the recently defined Serra do Córrego deposit that is located approximately 2.5 km from the plant with production to be 400 t/d.

Mineral Resources

Micon International through its independent qualified person **Terry Hennessey, P.Geo**., has reviewed and confirmed the updated mineral resource estimate prepared by DSM for Jacobina as detailed in the DSM press released dated August 26, 2003 and in the Micon report filed on Sedar.com. Micon concluded that the resource estimate is compliant with the CIM Code and that DSM is justified in using these estimates in its feasibility study.

The feasibility study considered the total **measured and indicated mineral resources of 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold**. A separate preliminary assessment by SRK Consulting discussed below considered the **inferred mineral resources of 29,487,000 tonnes at 2.62 g Au/t containing 2,479,500 ounces of gold** based on the assumption that additional drilling could upgrade the inferred resources to the indicated category at a rate of 70% similar to the historic rate of conversion.

Mineral Reserves

Dynatec, through their independent qualified person Leo Hwozdyk, P.Eng. estimated the proven and probable mineral reserves based on a cut-off grade of 1.3 g Au/t to be 10,746,000 tonnes at 2.20 g Au/t containing 758,600 ounces of gold as summarized in Table 1:

Table 1: Estimated Mineral Reserves as on August 2003

	Proven		Probable		Proven + Probable		
Operations	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Oz. Au
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,470,000	2.10	505,300
Itapicuru – Basal	NIL	NIL	2,304,000	2.51	2,304,000	2.51	186,300
Serra do Córrego	NIL	NIL	972,000	2.14	972,000	2.14	67,000
Total	**1,720,000**	**2.20**	**9,026,000**	**2.19**	**10,746,000**	**2.20**	**758,600**

Mining and Processing

Dynatec is of the opinion that the nominal target of 4,200 t/d is attainable given the number, size of the deposits, mine layout and the time allowed for pre-production development. Mining will be by sub-level open stoping methods. Productivity rates have been generated from first principles. Dynatec estimated that approximately 8,860 m of development advance would be required prior to production re-commencing,

The average grade of ore delivered to the mill over the life of the mine has been estimated to be 2.20 g/t at a sustained rate of 1.512 Mt following pre-production development. The currently defined mineral reserves permit a 7-year mine life.

All three mines will operate on a trackless system with truck haulage to the new crushing facility to be built adjacent the existing processing plant eliminating the previous underground crushing as well as a complicated material handling system both at the plant and mines.

SNC prepared a design criteria and mass balances of the process plant for a throughput of 190 t/h to meet planned production requirements. As a result of metallurgical tests by Lakefield Research on drill core from Serra do Córrego, SNC has concluded that a leach time of 24 hours will increase the **recovery rate to 96.5% as compared to the historic rate of 92.3%**.
Major improvements to the plant which will employ a conventional carbon-in-pulp recovery circuit include:
- Additional leach tanks will be added and the leach time increased from 16 hours to 24 hours
- Modern instrumentation and automation will be implemented for better process control
- New tailings pumping system to be added to handle increased throughput.

Environmental

Although SNC comments that an environmental impact assessment (EIA) is not specifically required by Brazilian regulation to restart a previous operating mining project, DSM retained the firm GEST to work with SNC-Lavalin to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards. SNC has concluded that:

- Risk of significant environmental contamination from effluent discharges and emissions is low;
- Risk of TMF failure or environmental contamination is low;
- Environmental permitting and approvals can be obtained in a timely manner;
- Risk of contamination following closure is low.

Economics

The capital cost is estimated by SNC to be US$33,857,000 million, excluding sustaining capital and mine closure costs. Net of revenue from pre-production, the capital cost is $30,668,000.

Table 2: Summary of Capital Costs

Item	Estimated Cost (US$)
Underground Mine	18,184,000
Surface Mine Infrastructure	1,201,000
Site and Process Infrastructure	841,000
Process Area	5,536,000
Tailings	340,000
Instrumentation	400,000
Indirect Costs	6,024,000
Owner's Costs	1,331,000
Total Estimated Costs	**33,857,000**
Net Revenue from Pre-Production	3,189,000
Net Capital Cost	**30,668,000**

US$1 = CDN$1.39 US$1 = R$3 Reais (BRL)

The average operating cost has been estimated to be US$12.89/t milled over the duration of the 7-year project as summarized in Table 3.

Table 3:   Estimated Operating Costs

Area	US$/t
Mining	7.50
Process	4.70
G&A	0.69
Total	**12,89**

The financial analysis by SNC at a gold price of US$350/oz and incorporating the available tax loss of US$45,333,000 is summarized in Table 4.   The average cash cost has been estimated to be US$189/oz over the 7-year life of the mine, excluding preproduction ore. The average amount of gold produced, excluding preproduction ore to be mined in 2004, has been estimated to be approximately 102,500 oz per year commencing in 2005.

Table 4: Summary of Financial Analysis

Activity	Estimated Project Totals
Ore milled (tonnes)	10,746,562
Recovered gold (oz)	731,100
Revenues ('000 US$)	255,884
Capital expenditures ('000 US$)	33,857
Sustaining capital and closure costs	5,470
Expenses ('000 US$)	140,139
EBITDA ('000 US$)	115,745
Net income after taxes ('000 US$)	51,334
Project IRR	39.2%
Project NPV @ 5% ('000 US$) after taxes	38,102

A sensitivity analysis by SNC, shown in Figure 1 below, indicates that a 10% increase in the gold price would add 9.9% to the estimated IRR.

Figure 1: Sensitivity Analysis
Impact of Gold Price on IRR, Capital Expenditures and Operating Expenses



	80%	90%	100%	110%	120%
Gold Price	15.6%	27.9%	39.2%	50.1%	60.8%
Capital Expenditures	52.2%	45.0%	39.2%	34.4%	30.3%
Operating costs	50.4%	44.9%	39.2%	33.4%	27.3%

Implementation

Major milestones for the re-development plan for the Jacobina mine are summarized in Table 5:

Table 5: Major Milestones – Jacobina Re-Development

Milestone Description	Date
Approval to proceed with engineering	3 October 2003
Commence Joao Belo mine dewatering	5 January 2003
Commence pre-production mine development	31 March 2004
Commence process procurement activity	5 December 2004
Commence pre-start milling	1 September 2004
Commence commissioning for full production	10 November 2004
Milling at full production	3 January 2005

Preliminary Assessment by SRK

DSM retained Steffen Robertson and Kirsten (Canada) Inc. (SRK) to complete a preliminary assessment of the extended life of mine plan for the Jacobina project. This Preliminary Assessment was done under NI 43-101 guidelines for the evaluation of the economic potential of the Jacobina inferred mineral resources to consider how the life of mine (LoM) production plan in The Feasibility Study could potentially be extended. For consistency, SRK based operating and capital costs on the feasibility report and maintained the same plant capacity.

CAUTIONARY STATEMENT

The Preliminary Assessment, prepared by Ken Reipas, P.Eng. and Andrew Bradfield, P.Eng., independent qualified persons with SRK, is not adequate to definitely confirm the economics of the inferred mineral resources at the Jacobina property. SRK cautions that the results presented in the Preliminary Assessment are preliminary in nature, based on inferred mineral resources that cannot be converted to mineral reserves due to their inherent geological uncertainty. There is no guarantee that further exploration will upgrade any of these inferred resources.

The purpose of the Preliminary Assessment was to identify the potential economics if a portion of the inferred resources were to become mineable.

To extend the LoM production plan, SRK made the conversion of inferred mineral resources to "potentially mineable tonnes" in accordance with the findings of Micon International Ltd. (Micon) in their recent technical report, <u>A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil</u>, August 2003. In their report, Micon note that,

"*Past mining experience, and the conversion rate from the SNC-Lavalin-Dynatec feasibility study, shows that indicated mineral resource blocks at Jacobina are converted to probable mineral reserves at a similar rate of about 70%. Should the drilling of an inferred mineral resource, at the drill spacing required for indicated resources, be successful it is anticipated therefore that the inferred resources would eventually convert to probable reserves at a rate of approximately 50%.*" Micon cautions, however, that there is no guarantee the inferred mineral resources will be upgraded to reserves.

SRK extended The Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources. Of the total inferred mineral resource of 29,487,000 tonnes at 2.62 g, 25,929,000 at 2.50 g Au/t or about 88% of the inferred tonnes were selected for consideration in the study. In addition measured and indicated mineral resources totaling 2,616,000 tonnes at 4.94 g Au/t in the Itapicuru (Morro do Vento) and Canavieiras areas not included in the feasibility study were included in the assessment. The extended mine plan (2004 to 2023) was evaluated using a simple pre-tax cash flow model and economic results are shown in Table 6 below.

Table 6: Economic Results of Extended Mine Plan (includes SNC Feasibility Study results)

Jacobina Cash Flow Model Results		Extended Plan 2004-2023
Mine Life	Years	18.3
Total Mined Ounces	Au ounce	2,086,600
Total Recovered Ounces	Au ounce	2,012,900
Gross Revenue	US$ millions	$705
Operating Costs	US$ millions	$362
Total Capital Cost (1)	US$ millions	$99
Cumulative Cash Flow (2)	US$ millions	$236
NPV (5%) (3)	US$ millions	$127
IRR	%	49%
Average Mined Ounce/Year	ounce/year	113,800
Metallurgical Recovery	%	96.5%
Cash Cost/Recovered Ounce	US$/ounce	$180
Notes:		
(1) Includes pre-production and sustaining capital, plus closure and equipment salvage		
(2) Adjusted for Royalty expense payable to Brazilian government		
(3) Pre-tax NPV and IRR values do not match after tax results reported in SNC feasibility		

Considering the results of the cash flow model, SRK concludes that:

- **The Jacobina project is economically robust through The Feasibility Study years (2004 to 2011), and through the extended mine plan (2012 to 2023).**
- **The contribution of the extended mine plan tonnes to the present value of the project is significant, as shown in Table 6.**
- **Based on the historical conversion rate of inferred resources through to reserves, and the preliminary cost estimates developed in this study, the Jacobina project has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. **www.desertsunmining.com**

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165

www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

September 17, 2003

DSM ANNOUNCES MAJOR EXPANSION OF EXPLORATION PROGRAM AT JACOBINA

DESERT SUN MINING CORP. (TSX: DSM) is pleased to announce that as a result of its exploration successes and the **positive SNC Lavalin feasibility** study and preliminary assessment by SRK Consulting(see press release of September 12, 2003), it is substantially expanding the exploration program at Jacobina. This new program has three major objectives:

1) **Upgrade present inferred mineral resources to indicated mineral resources in mine areas (Joao Belo, Itapicuru (Basal Reef) and Canavieiras);**

2) **Define additional inferred mineral resources down-dip and along strike of known resources in mine areas;**

3) **Expand drilling on targets outlined in Phase I program (Morro do Vento, Joao Belo Sul, Serra do Córrego and Campo Limpo)**

The SNC Lavalin Feasibility study confirmed the economics of bringing the Jacobina mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. The Preliminary Assessment completed by SRK demonstrated the major impact on the mine economics and longevity that upgrading the present inferred mineral resources to the indicated would have. SRK extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources.

Based on the historical conversion rate of inferred resources through to reserves, and the preliminary cost estimates developed in this study, **SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold on less than 10% of the property explored.** It must be cautioned that this study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.

Mr. Stan Bharti, P.Eng., President and CEO commented "The recently released SRK Consulting study in conjunction with the SNC Feasibility clearly demonstrated the tremendous upside at Jacobina if the present "inferred" resources could be upgraded to "indicated resources" by further drilling. In addition, we feel that exploration work to-date has just begun to tap the enormous potential of the property. DSM has decided to significantly expand the exploration program to more rapidly realize this potential."

Work by DSM has already demonstrated the cost effectiveness of upgrading existing inferred mineral resources to probable mineral reserves. At Serra do Córrego, drilling of 19 holes totaling 2,000 m by DSM combined with historical data outlined an indicated mineral resource of 909,000 tonnes at 2.39 g Au/t containing 70,000 ounces of gold as reviewed and confirmed by Micon International (see press release of August 26, 2003). This work provided a third production area in the feasibility study and increased the mineral reserves as estimated by Dynatec (see press release September 12, 2003) by 918,000 tonnes at 2.17 g Au/t containing 64,000 ounces. **The cost for conversion of inferred mineral resource to probable mineral reserve at Serra do Córrego was about US$3 per reserve ounce. It is expected that a comparable success rate and cost per new reserve ounce can be achieved for inferred mineral resources in the major mine areas.** Inferred mineral resources at Jacobina are estimated at 29,487,000 tonnes at 2.62 g Au/t containing 2,479,500 ounces of gold. Based on the historic conversion rate approximately 50% of these contained ounces could reasonably be expected with additional drilling to be upgraded to mineral reserve ounces.

The expanded program will involve a total of 41,500m of NQ diamond drilling including 28,500m in the mine areas at Joao Belo (18,000m), Itapicuru – Basal (4,000m) and Canavieiras (6,500m). Drilling will be done from surface at Joao Belo and Itapicuru whereas de-watering is required at Canavieiras to enable underground drilling because of the limitations of surface setups. Drilling at major targets areas will be expanded at Morro do Vento (3,300m in addition to present program), Joao Belo Sul (4,300m), Serra do Córrego (2,800 m) and Campo Limpo (2,600m). These areas host the majority of the current inferred mineral resources that can be likely upgraded as well as having excellent potential along strike and down-dip.

In addition to the expanded program in the Serra do Córrego Formation conglomerates, DSM intends to expand exploration in the northern area. **The Departamento National de Produçâo Mineral (DNPM) has granted DSM an additional 50,534 ha of exploration concessions to bring total property holdings in the Bahia Gold Belt to 69,730 ha.** In addition, DSM has 33,720 ha in applications pending. The property now extends over 110 km and covers almost the complete belt of prospective Proterozoic rocks in the Serra do Jacobina. Results of work to date in the northern area and planned program will be outlined in a separate press release.

The total budget for the expanded exploration program at Jacobina and the Bahia Gold Belt is US$5,000,000. The program, already in progress, will require 12-14 months to complete. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. www.desertsunmining.com

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
September 23, 2003

DRILLING FROM MORRO DO VENTO CONTINUES TO CONFIRM SIGNIFICANT RESULTS AT JACOBINA

DESERT SUN MINING CORP. (TSX: DSM) announces additional positive drill results from Morro do Vento located 1.5 km south of the processing plant that indicate the possibility for an additional one million plus ounces at Jacobina. Morro do Vento is a major potential open pittable target zone in the Intermediate reefs. To date 18 holes totaling 2,517 m have been completed of which results have been received for 12 of these holes on a first pass test of the southern 1km portion of the 2km long target zone. Four drills are currently working on a series of holes in the northern 1 km portion.

The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). Recently completed induced polarization geophysical surveys indicate that the mineralized zones extend to a depth of at least 400m. Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

Table 1 below summarizes new drilling results at Morro do Vento and the attached longitudinal section in Figure 1 shows the location of the pierce points. Figure 2 is a Grade (g Au/t) times Width (true width in m) contour map of the same longitudinal section showing the extensive distribution of the gold mineralization.

Highlights include MVT-293 which intersected **0.81 grams gold per tonne (g Au/t) over a true width of 49.5m including 1.35 g Au/t over a true width of 13.5m** and MVT-295 on the same section, 50m vertically below, which intersected **0.81 g Au/t over a true width of 57.1m including 1.04 g Au/t over 23.9m.** Hole MVT-297, collared 250m north of these holes intersected **0.96 g Au/t over a true width of 48.0m including 1.44 g Au/t over a true width of 27.3m**. Hole MVT-301 drilled 100m north and at the same elevation as MVT-291 previously reported, which returned 1.44 g Au/t over 44.3m true width, intersected **0.74 g Au/t over 62.0m true width including 1.34 g Au/t over a 12.9m true width.**

Dr. Bill Pearson, P.Geo., Vice President, Exploration stated: "Previously we had estimated a potential resource at Morro do Vento, based on historic drill information for which only the conglomerates were sampled, in the range of 10 to 20 million tonnes at a grade of 1.5 to 1.7 g Au/t. Our drilling, which has only tested one-half of the target zone so far, indicates that the entire package is mineralized over widths of 50-60m, hence the tonnage potential could be much higher. While much further drilling is required to confirm a mineral resource, the results to date are very encouraging."

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO							
MVT-293							
Dip -33 deg.		18.76	68.27	**0.81**	49.51	**49.5**	30
	Incl.	18.76	23.07	**1.32**	4.31	**4.3**	20
	Incl.	33.29	41.92	**1.52**	8.63	**8.6**	25
	Incl.	54.75	68.27	**1.35**	13.52	**13.5**	35
MVT-294							
Dip -46 deg.		78.17	85.40	**4.49**	7.23	**7.2**	60
MVT-295							
Dip -76 deg.		28.14	109.73	**0.81**	81.59	**57.1**	69
	Incl.	28.14	32.60	**3.19**	4.46	**3.1**	30
	Incl.	51.90	53.60	**2.66**	1.70	**1.2**	51
	Incl.	69.87	103.94	**1.04**	34.07	**23.9**	85
	Incl.	97.40	103.94	**2.00**	6.54	**4.6**	100
MVT-296							
Dip -32 deg.		27.90	82.30	**0.57**	54.40	**54.4**	60
	Incl.	27.90	32.59	**1.32**	4.69	**4.7**	40
	Incl.	73.10	82.30	**0.91**	9.20	**9.2**	80
MVT-297							
Dip -76 deg.		14.35	62.35	**0.96**	48.00	**48.0**	25
	Incl.	35.03	62.35	**1.44**	27.32	**27.3**	35
MVT-298							
Dip -32 deg.		34.69	40.86	**0.96**	6.17	**4.2**	30
MVT-299							
Dip -32 deg.		11.09	68.15	**0.64**	57.06	**55.9**	32
	Incl.	11.09	13.16	**5.82**	2.07	**2.0**	15
	Incl.	40.07	47.11	**1.76**	7.04	**6.9**	40
	Incl.	65.21	68.15	**1.43**	2.94	**2.9**	52
MVT-300	Drilling in progress						
MVT-301							
Dip -59 deg.		41.37	112.61	**0.74**	71.24	**62.0**	72
	Incl.	80.97	95.83	**1.34**	14.86	**12.9**	82
		105.23	112.61	**1.27**	7.38	**6.4**	102

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. www.desertsunmining.com

Figure 1: Vertical Longitudinal Section, Morro do Vento



Morro do Vento
Vertical Longitudinal Section
South Half
(Looking West)
September 23, 2003
DSM
DESERT SUN MINING
Elevation (a.s.l.)
1050
1000
950
900
850
800
750
700
650
600
M
N=8.753.000
N=8.753.200
N=8.753.400
N=8.753.600
N=8.753.800
N=8.754.000
Intrusive
Intrusive
GARIMPOS
GARIMPOS
MVT-200
2.04 g/t / 11.1m
MVT-289
4.42 g/t / 11.8 m
1.39 g/t / 15.7 m
MVT-191
2.59 g/t / 29.8 m
incl. 3.93 g/t / 12.5 m
MVT-5
2.16 g/t / 7.50 m
MVT-206
1.74 g/t / 7.2 m
MVT-290
2.92 g/t / 4.9 m
MVT-292
nsv
MVT-295
0.81 g/t / 57.1 m
Incl. 1.04 g/t / 23.9 m
MVT-14
faulted
nsv
MVT-13
faulted
2.21 g/t / 3.1 m
MVT-293
0.81g/t / 49.5 m
Incl. 1.35 g/t / 13.5 m
MVT-291
1.48 g/t / 44.3 m
Incl. 2.58 g/t / 17.1 m
underground sampling / drilling
1.53 g/t / 11.80 m
287m strike length
Conglomerates Only
MVT-99A
2.04 g/t / 9.20 m
MVT-294
4.49 g/t / 7.2 m
MVT-301
0.74 g/t / 62.0 m
Incl. 1.34 g/t / 12.9 m
MVT-12
faulted
1.79 g/t / 2.6 m
MVT-297
0.96 g/t / 48.0 m
incl. 1.44 g/t / 27.3 m
MVT-296
0.57 g/t / 54.4 m
MVT-98
2.35 g/t / 15.3 m
1.39 g/t / 11.0 m
MVT-298
0.96 g/t / 4.2 m
MVT-96
0.91 g/t / 11.4 m
MVT-300
Drilling in Progress
MVT-11
1.40 g/t / 12.0 m
MVT-299
0.64 g/t / 55.9 m
Incl. 1.76 g/t / 6.9m
LEGEND
DSM DRILL HOLE (this release)
DSM DRILL HOLE (released)
OLD DRILL HOLE
(core being resampled)
OLD DRILL HOLE
(no core available)
Au g/t over m (true width)
1.47 g/t / 47.5 m
Fault
Breccia
Underground Level
Level 900 m
Garimpo
Missing samples in historic holes have been assigned zero grade.
2 Km
North Half
South Half
0
200
m
Canavieiras LU & MU
Canavieiras Mine
Serra do Córrego
Morro do Cuscuz
Itapicurú
Plant
Itapacurú Mine
Morro do Vento
João Belo Norte
João Belo Mine
LOCATION MAP
km

Figure 2: Vertical Longitudinal Section, Morro do Vento with Grade times Width Contours



Morro do Vento
Vertical Longitudinal Section
South Half
(Looking West)
Grade x Width
(g Au/t x true width (m))
September 23, 2003
DSM
DESERT SUN MINING
LEGEND
DSM DRILL HOLE
OLD DRILL HOLE
Fault
Breccia
Grade x Width
(g Au/t x true width (m))
> 30
> 10 - 30
< 10
Underground Level
Level 900 m
Garimpo
Missing samples in historic holes have been assigned zero grade.
Elevation (a.s.l.)
1050
1000
950
900
850
800
750
700
650
600
M
N=8.753.000
N=8.753.200
N=8.753.400
N=8.753.600
N=8.753.800
N=8.754.000
GARIMPOS
Intrusive
To Be Drilled
North Half
South Half
2 Km
0
200
m

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

Mark Brennan   Kam Gill
416-364-2266   416-861-0341
1-877-600-6001   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
September 30, 2003

DESERT SUN ACQUIRES 100% OF JACOBINA

DESERT SUN MINING CORP. (TSX: DSM) has exercised its option to acquire the remaining 49% of the Jacobina gold property. Situated on the Bahia Gold Belt in Brazil, the initial 51% was earned as a result of Desert Sun's expenditures on the property through an agreement with William Resources Inc. (now "Valencia Ventures Inc." – TSX.V: VVI).

To earn the remaining 49% of the Jacobina gold property, Desert Sun was required to make a CDN$5,000,000 payment to Valencia. Desert Sun will satisfy this obligation by providing Valencia with a cash payment of CDN$2,000,000 and through the issuance of 1,851,852 common shares (based on the 30 day average trading price of $1.62 for a total of CDN$3,000,000), subject to regulatory approval.

Gerry McCarvill, Chairman of DSM said: "now that DSM has full ownership of Jacobina, we have a truly exciting asset with the following highlights:
- Vast scale of the property – 110 kilometres long with a major mineral resource of 1.4 million measured and indicated and 2.5 million inferred ounces of gold, on **less than 5% of the property explored** with substantial exploration upside
- Positive mining environment in Brazil, the world's eighth largest economy
- Excellent existing infrastructure with 1 million tpa processing plant,
- Full bankable feasibility study recently done by SNC Lavalin confirms attractive project economics
- DSM has the capital to explore the property with $18 million in cash and no debt.

Also, Stan Bharti, P.Eng., President, and Dr. Bill Pearson, P.Geo., Vice President, Exploration, have put an excellent team together to take this asset and turn it into a world class operation."

Table 1: Mineral Resource Estimate by DSM; reviewed and confirmed by Micon International August 2003 (full report available on www.sedar.com)

Category	Tonnes	Grade (g Au/t)	Contained Oz.
Measured	2,612,000	2.83	237,500
Indicated	12,190,000	2.87	1,124,800
Total M & I	14,802,000	2.86	1,362,300
Inferred	29,487,000	2.62	2,479,500

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. **www.desertsunmining.com**

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341
1-866-477-0077   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
October 21, 2003

MORRO DO VENTO CONTINUES TO CONFIRM POTENTIAL FOR OPEN PIT RESOURCE

- *Drilling begins at next target – Joao Belo Sul*

DESERT SUN MINING CORP. (TSX: DSM) announces additional results from its expanded exploration program in Bahia Gold Belt that is budgeted at **US$5million and includes 41,400m of NQ diamond drilling.** The strategy of this program is to:

- **upgrade present inferred mineral resources** to indicated mineral resources in mine areas (Joao Belo, Itapicuru (Basal Reef) and Canavieiras);
- **expand drilling on targets outlined in Phase I** program (Morro do Vento, Joao Belo Sul, Serra do Córrego and Campo Limpo);
- initiate an **expanded program in the Serra do Córrego Formation** conglomerates; and
- **exploration in the northern area of the Bahia Gold Belt** to explore newly granted exploration concessions.

Four drill rigs are currently completing the first pass of diamond drilling along the 2 km strike length at Morro do Vento. Two larger drill rigs have been moved on site and these are commencing a major drilling program in the Joao Belo Sul area. Dewatering of the Canavieiras mine to enable access for underground drilling is expected to start shortly.

More Positive Drill Results at Morro do Vento

Morro do Vento, located 1.5 km south of the processing plant, is a major potential open pittable target zone in the Intermediate reefs. To date 23 holes totaling 3,237m have been completed of which results have been received for 18 of these holes. The initial 11 holes previously reported (see press releases July 7, 2003 and September 23, 2003) completed a first pass test of the southern 1km portion of the 2km long target zone. The most recent holes have tested the southern part of the northern 1km portion of the target zone as shown in Figure 1 below, a vertical longitudinal section. **The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos** (free miners workings). Because of the geometry of the zone, and its location on the east flank of a hill the zone could be open pit mined with minimal waste rock removal.

Table 1 below summarizes new drilling results at Morro do Vento. The locations of the pierce points of the holes are shown in Figure 1.   Highlights include MVT-300 which intersected **0.84 grams gold per tonne (g Au/t) over a true width of 63.0m including 1.99 g Au/t over a true width of 11.1m and 1.37 g Au/t over a true width of 12.6m**. Hole MVT-303 intersected **0.80 g Au/t over a true width of 66.0m including 3.13 g Au/t over 4.1m and 2.59 g Au/t over a true width of 8.5m**. Hole MVT-305 intersected **0.83 over 70.6m true width including 3.22 g Au/t over a true width of 8.1m and 1.49 g Au/t over a true width of 12.2m**. Hole MVT-309 intersected **0.66 g Au/t over 74.6m true width including 1.39 g Au/t over a 17.6m true width and 2.45 g Au/t over 5.5m true width**. Collectively these holes cover a strike length of about 300m.

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO							
MVT-300							
Dip -68 deg.		37.19	112.23	**0.84**	75.04	**63.0**	80
	Incl.	37.19	39.89	**2.18**	2.70	**2.3**	32
	Incl.	61.83	76.87	**1.37**	15.04	**12.6**	100
	Incl.	99.07	112.23	**1.99**	13.16	**11.1**	134
MVT-302							
Dip -87 deg.		38.27	168.05	**0.48**	129.78	**68.8**	103
	Incl.	56.97	61.07	**1.90**	4.10	**2.2**	62
	Incl.	105.79	115.20	**1.31**	9.41	**5.0**	110
	Incl.	152.74	161.20	**2.04**	8.46	**4.5**	160
MVT-303							
Dip -71 deg.		29.84	115.53	**0.80**	85.69	**66.0**	90
	Incl.	29.84	35.14	**3.13**	5.30	**4.1**	31
	Incl.	104.53	115.53	**2.59**	11.00	**8.5**	120
MVT-304							
Dip -45 deg.		16.65	75.32	**0.49**	58.67	**57.5**	35
	Incl.	23.64	31.37	**1.37**	7.73	**7.6**	21
	Incl.	37.64	40.60	**2.01**	2.96	**2.9**	32
MVT-305							
Dip -59 deg.		21.12	97.98	**0.83**	76.86	**70.7**	60
	Incl.	32.75	36.53	**1.45**	3.78	**3.5**	34
	Incl.	58.63	71.84	**1.49**	13.21	**12.2**	62
	Incl.	89.17	97.98	**3.22**	8.81	**8.1**	92
MVT-306							
Dip -89 deg.		31.65	124.40	**0.43**	92.75	**53.8**	77
	Incl.	53.20	57.86	**1.00**	4.66	**2.7**	55
	Incl.	87.35	92.10	**2.50**	4.75	**2.8**	90
MVT-309							
Dip -61 deg.		2.50	85.38	**0.66**	82.88	**74.6**	48
	Incl.	43.17	62.71	**1.39**	19.54	**17.6**	53
	Incl.	79.31	85.38	**2.45**	6.07	**5.5**	88

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

DSM Initiates Preliminary Resource Estimate and Scoping Study for Morro do Vento

DSM plans to complete an additional 8-10 holes in the Morro do Vento area in this initial phase. Once these holes are completed, **a block model will be prepared by John Reddick, P.Geo. of Reddick Consulting in conjunction with Terry Hennessey, P.Geo. of Micon International** to assess the potential resource and provide the basis for **a preliminary pit design and scoping study to be carried out by Ken Reipas, P.Eng of SRK Consulting**. Results of this work will be used to guide further definition drilling to define an indicated open pittable mineral resource upon which a feasibility study can be based.

Major Drilling Program Commences at Joao Belo Sul Area

A major diamond drill program has commenced, using two larger drill rigs, to test the favourable conglomerate stratigraphy at the potential adit level access depth in the Joao Belo Sul area northwards for 3km to the potential down-dip extension of the Joao Belo Mine. Drilling will comprise 9 wide spaced holes totaling 5,000m over a strike length of 3km as shown in Figure 2, a longitudinal section of the Joao Belo Sul -Joao Belo Mine area. Results from this drilling will guide further planned definition drilling in this extensive target area which based on available geological and geophysical information, appears to be one large system. Drilling by DSM in Phase I at Joao Belo Sul returned excellent results – **Hole JBA-292 intersected 3.75 g Au/t over 14.6m true width.** Mineralization at Joao Belo Sul is hosted in the same silicified quartz pebble conglomerate reef that was mined at the Joao Belo Mine 3km to the north. This favourable unit has been traced a further 8km south from Joao Belo Sul to Campo Limpo.

DSM Moves Forward at Jacobina Mine

As previously reported (see press release August 26, 2003) Micon International reviewed and confirmed **measured and indicated mineral resources of 14,802,000 tonnes grading 2.86 g Au/t containing 1,362,000 ounces gold and inferred mineral resources of 29,487,000 tonnes grading 2.62 g Au/t containing 2,479,500 ounces of gold** in the Jacobina mine area.

The SNC Lavalin Feasibility study (see press release September 12, 2003) confirmed the economics of bringing the Jacobina mine back into production and outlined a **mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.** SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. **SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.** A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility, **the mine can be in full production by 2005, producing at about 102,000 ounces per year at an average cash cost of US $189 per ounce.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. www.desertsunmining.com

Figure 1 – Vertical Longitudinal Section, North Half, Morro do Vento



Figure 2- Vertical Longitudinal Section, Joao Belo Sul – Joao Belo Mine Area Showing Location of Planned Drill Holes



DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341
1-866-477-0077   1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
October 23, 2003

DESERT SUN APPOINTS MR. JOHN CARLESSO VICE PRESIDENT, CORPORATE DEVELOPMENT

DESERT SUN MINING CORP. (TSX: DSM) announced today the appointment of Mr. John Carlesso to the position of Vice President, Corporate Development. Mr. Carlesso brings over 15 years of extensive financial markets experience within the Canadian investment community. For the past 9 years, Mr. Carlesso has provided capital markets, corporate finance, and strategic marketing advice to growth-oriented companies, both public and private, across a broad range of sectors. Previously, he has held positions in the Institutional and Private Client divisions at some of Canada's largest investment dealers. Mr. Carlesso holds a Bachelor of Arts (Economics) degree from the University of Western Ontario.

"We're happy to have John join Desert Sun as we enter an important period of development" said Stan Bharti, President of Desert Sun. "As the company focuses investment on expanding its resource base and production capabilities over the next twelve months, strong relationships with the investment community, through a solid understanding and awareness of our corporate objectives and activities, will provide tremendous value to the company and its shareholders."

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. www.desertsunmining.com

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

John Carlesso	Kam Gill
416-861-5881	416-861-0341
1-866-477-0077	1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM
November 11, 2003

DESERT SUN APPOINTS PETER TAGLIAMONTI AS C.O.O.

DESERT SUN MINING CORP. (TSX: DSM) has appointed **Peter Tagliamonti, P.Eng**., as Vice President and Chief Operating Officer of the Company. Mr. Tagliamonti's primary responsibility will be to oversee the reactivation of the Jacobina Mine and bring it into full production by 2005. In his new role as V.P. Operations & COO for DSM, Mr. Tagliamonti will be based at Jacobina in Brazil for the first year to implement the mine startup. Mr. Tagliamonti is currently based in Brazil and is the Mine Manager of Eldorado Gold Corporation's Sao Bento Mine.

Mr. Tagliamonti is a graduate mining engineer and an Ontario registered Professional Engineer with 20 years of mining experience. Born and raised in the Canadian mining centre of Noranda, Quebec, Mr. Tagliamonti graduated from Laurentian University in Ontario and has an MBA from the Richard Ivey School of Business at the University of Western Ontario. He has worked with major mining companies in North America, South America and Africa, and has been employed with such leading companies as Falconbridge, Noranda, Newmont, Inco and Inmet. Mr. Tagliamonti has been based in Brazil for the past 6 years, where he has been responsible for major cost and productivity improvements and a large expansion program ath the Sao Bento Mine. In addition to English, he is proficient in Portugese and French.

"Peter brings his strong operational experience to work with our Brazilian team at Jacobina," said Stan Bharti, P.Eng., President of DSM. "Peter's addition to our executive team will ensure the success of the Jacobina Mine. His hands on experience in Brazil, and fluency in Portugese will be a definite asset in helping us achieve our objectives of starting up Jacobina and producing at over 100,000 ounces per annum by 2005."

About Desert Sun:

*Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange (**www.desertsunmining.com**).*

*The Company owns 100% of one of the largest gold belts in Brazil, the Bahia Gold Belt, which extends for over 100 km. The Belt hosts three past producers (Joao Belo, Itapicuru and Canavieiras – collectively called the Jacobina Operations) that produced over 700,000 ounces of gold between 1981 and 1998. The three mines and the surrounding area host **1.4 million ounces of gold** (14.8 million tonnes at 2.86g Au/t) in the measured and indicated catergory (M&I) and an additional **2.5 million ounces** (29.5 million tonnes at 2.62g Au/t) in the inferred category **on less than 10% of the total Bahia Gold Belt**. Much of the Belt remains unexplored where DSM has spent US $2 million in exploration over the past 12 months and has a US $5 million exploration budget for 2004. To date **two major new targets** have been identified, **- the Morro do Vento and Joao Belo Sul**. DSM has four drills working on Morro do Vento and results to date indicate that Morro do Vento could host over one million ounces of potentially open pittable material. Drilling at Joao Belo Sul has recently started.*

Following completion of a positive feasibility study by SNC Lavalin on the measured and indicated resource of 1.4 million ounces, DSM is now reopening the existing mines and reactivating the processing plant and expects to be at full production by 2005 at 102,000 ounces per year at a cash cost of US $189 per ounce. The reactivation is expected to take approximately 12 months to complete at a capital cost of US $30 million.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341
1-866-477-0077   1-866-477-0077

November 20, 2003

DESERT SUN MINING TO PRESENT AT SCOTIA CAPITAL PRECIOUS METALS CONFERENCE

DESERT SUN MINING CORP. (TSX: DSM) is pleased to announce its participation in the Scotia Capital Precious Metals Conference for Institutional Investors, taking place in Toronto on November 25 and 26, 2003. Mr. Stan Bharti, President, and Dr. Bill N. Pearson, Vice President Exploration, will deliver a presentation to conference attendees on Tuesday November 25th at 10:00 am EST, in Royal Meridien King Edward Hotel.

All investors and interested parties will be able to listen to a live audio webcast of the presentation. The webcast can be accessed at www.scotiacapital.com and on the Desert Sun website at www.desertsunmining.com on Tuesday November 25 at 10:00 am EST.

About Desert Sun:

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange (www.desertsunmining.com).

*The Company owns 100% of one of the largest gold belts in Brazil, the Bahia Gold Belt, which extends for over 100 km. The Belt hosts three past producers (Joao Belo, Itapicuru and Canavieiras – collectively called the Jacobina Operations) that produced over 700,000 ounces of gold between 1981 and 1998. The three mines and the surrounding area host **1.4 million ounces of gold** (14.8 million tonnes at 2.86g Au/t) in the measured and indicated catergory (M&I) and an additional **2.5 million ounces** (29.5 million tonnes at 2.62g Au/t) in the inferred category **on less than 10% of the total Bahia Gold Belt**. Much of the Belt remains unexplored where DSM has spent US $2 million in exploration over the past 12 months and has a US $5 million exploration budget for 2004. To date **two major new targets** have been identified, **- the Morro do Vento and Joao Belo Sul**. DSM has four drills working on Morro do Vento and results to date indicate that Morro do Vento could host over one million ounces of potentially open pittable material. Drilling at Joao Belo Sul has recently started.*

Following completion of a positive feasibility study by SNC Lavalin on the measured and indicated resource of 1.4 million ounces, DSM is now reopening the existing mines and reactivating the processing plant and expects to be at full production by 2005 at 102,000 ounces per year at a cash cost of US $189 per ounce. The reactivation is expected to take approximately 12 months to complete at a capital cost of US $30 million.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341
1-866-477-0077   1-866-477-0077

December 3, 2003

MORE POSITIVE DRILLING RESULTS FROM MORRO DO VENTO AND MAJOR EXTENSION TO SERRA DO CORREGO CONGLOMERATES

DESERT SUN MINING CORP. (TSX: DSM) today announced the fourth set of positive drill results from the Morro do Vento target area. The results released today further support the possibility of an additional one million plus ounces of mineral resource at the Jacobina property in the Bahia Gold Belt. Morro do Vento is located 1.5 km south of the processing plant and 9 km from the town of Jacobina.

Additionally, work by DSM geological staff in the northern part of the Bahia Gold Belt has confirmed that **the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45km along strike to the north.** A second major target area has also been identified 42km north-northeast of Jacobina. Here, a major outlier of Jacobina Group rocks, known as the Serra de Pindobaçú, has numerous gold garimpos over a strike length of 16 km.

Dr. Bill Pearson, P.Geo., Vice President, Exploration stated: "We are very excited about this discovery which more than doubles the previous known strike length of the prolific conglomerates. A number of positive indicators including previous garimpeiro activity have been identified that indicate excellent potential for outlining new gold deposits. Presently DSM is carrying out a test induced polarization survey over one of the target areas to determine the potential extent of mineralization and define drill targets. We plan to expand these surveys over target areas on the full strike length in the New Year and drill-test anomalies outlined."

More Positive Drill Results from Morro do Vento

Morro do Vento is a major potential open pittable target zone in the Intermediate reefs. To date 32 holes totaling 4,802m have been completed of which results have been received for 27 of these holes. Four drills are currently working at this target. The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

Table 1 below summarizes new drilling results at Morro do Vento and the attached longitudinal section in Figure 1 shows the location of the pierce points.

Highlights include:

- **MVT-310 which intersected 0.96 grams gold per tonne (g Au/t) over a true width of 50.8m including 3.00 g Au/t over a true width of 10.9m (2.65 g Au/t cut to 30g);**
- **MVT-312 which returned 0.79 g Au/t over 61.1m including higher grade zones of 5.54 g Au/t over 2.9m and 1.36 g Au/t over 12.1m true width; and**
- **MVT-313, 50m vertically below MVT-291, which intersected 0.94 g Au/t over a true width 41.3m**

As previously announced, SRK Consulting is carrying out a preliminary assessment of the potential for open pit mining at Morro do Vento. This study is expected to be completed by year end. Drilling is continuing with four rigs.

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO							
MVT-307							
Dip -55		66.57	70.08	**0.78**	3.51	**3.2**	62
		Faulted					
MVT-308							
Dip -57		59.55	66.19	**1.00**	6.64	**6.2**	70
		Faulted					
MVT-310							
Dip -58		3.60	58.82	**0.96**	55.22	**50.8**	45
	Incl.	25.96	27.5	**4.88**	1.54	**1.4**	30
	Incl.	47.00	58.82	**3.00**	11.82	**10.9**	60
				(2.65 cut to 30 g/t)			
MVT-311							
Dip -54		50.53	55.31	**1.09**	4.78	**4.6**	55
		72.12	78.61	**1.35**	6.49	**6.2**	80
MVT-312							
Dip -80		34.85	191.62	**0.79**	156.77	**61.1**	100
		105.74	136.74	**1.36**	31.00	**12.1**	108
	Incl.	170.1	177.63	**5.54**	7.53	**2.9**	150
MVT-313							
Dip -90		37.87	105.54	**0.94**	67.67	**41.3**	72
		37.87	44.49	**1.78**	6.62	**4.0**	41
		65.57	72.55	**3.24**	6.98	**4.3**	69
		93.06	105.54	**1.33**	12.48	**7.6**	99

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

Major Extension of Serra do Córrego Formation Conglomerates

Work by DSM geological staff in the northern part of the Bahia Gold Belt has confirmed that **the Serra do Córrego conglomerates which were previously thought to terminate just north of the town of Jacobina extend for a further 45km along strike to the north.**   The total strike length of this prolific formation is thus at least 75km. Figure 2 is a generalized geological map of the Bahia Gold Belt showing the extent of the Serra do Córrego Formation. Preparation of this map was greatly helped by recently released 1:50,000 scale geological maps prepared by the Brazilian Geological Survey (Companhia de Pesquisas de Recursos Minerals (CPRM)) and airborne geophysical surveys by Fugro Inc. under contract to the Bahian Geological Survey (Companhis de Bahiana Pesquisas Minerais (CBPM)).

Garimpos have been identified at a number of locations along the new strike extent. Fuchsite (green mica) is widespread and many areas with iron oxides likely resulting from weathering of pyrite have been identified. Stream geochemical sampling data from surveys completed by CPRM indicate that the gold geochemical signature of the northern extension of the Serra do Córrego Formation is very similar to the southern area where the former mines are located.

New Target Belt in Serra de Pindobaçú Outlier

DSM has been carrying out a systematic geological mapping, sampling and prospecting program to assess the potential of the Bahia Gold Belt. In addition to the major extension of the Serra do Córrego Formation, DSM geological staff have outlined a second major target area known as the "Serra de Pindobaçú Outlier". This area, which is shown on the inset box in Figure 2, is a 16km long, up to 1 km wide outlier of Jacobina group sedimentary rocks surrounded by a complex of metamorphic rocks. Numerous gold garimpos occur across the entire strike length. Gold mineralization occurs as fine native gold and with pyrite and fuchsite (green mica) associated with silicification, quartz veins and breccia zones within quartzites, conglomerates, andalusite schists and mafic intrusives in a series of major shear zones within the outlier. The mineralized conglomerates are younger than those of the Serra do Córrego Formation but the mineralogy and chemistry of the gold mineralization in the outlier is very similar to that of the main conglomerate belt.

At Samburá, located 50km north of the town of Jacobina (see Figure 2), gold mineralization occurs within narrow quartz veins cutting andalusite schist and within pyritic zones in ultramafic intrusives. Sampling of the quartz veins by DSM that typically contain visible gold, have returned a range of values from 0.06 g Au/t to 60.1 g Au/t over narrow widths (0.1 to 0.2m). **An Insight induced polarization survey of the area outlined a zone of high chargeability with an apparent thickness of 70m and a down dip extent of 400m in the vicinity of these garimpeiro workings.** This target will be drill tested in early 2004.

At Cercadinho, 5km north of Samburá, as previously reported, DSM identified a north-south trending zone approximately 300 metres wide, and extending at least 1 kilometre along strike, in which several coarse conglomerate units are interbedded with quartzites of the Rio do Ouro Formation. The conglomerate beds, which are up to 30 metres wide, host extensive mineralized shear zones that have had major garimpeiro activity. The most extensive garimpo (free miner working) extends for 300 metres along strike, is 1.5 to 2.0 metres wide and goes down to 9 metres in depth. An analysis of mill tailings from the garimpeiro operation returned 8 grams of gold per tonne. An induced polarization survey is in progress in the area.

DSM Moves Forward at Jacobina Mine

As previously reported (see press release August 26, 2003) Micon International reviewed and confirmed **measured and indicated mineral resources of 14,802,000 tonnes grading 2.86 g Au/t containing 1,362,000 ounces gold and inferred mineral resources of 29,487,000 tonnes grading 2.62 g Au/t containing 2,479,500 ounces of gold** in the Jacobina mine area.

The SNC Lavalin Feasibility study (see press release September 12, 2003) confirmed the economics of bringing the Jacobina mine back into production and outlined a **mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.** SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. **SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.** A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility, **the mine can be in full production by 2005, producing at about 102,000 ounces per year at an average cash cost of US $189 per ounce.**

For Morro do Vento, John Reddick, P.Geo. of Reddick Consulting is preparing a preliminary resource block model to provide the basis for a preliminary pit design and scoping study to be carried out by Ken Reipas, P.Eng of SRK Consulting. Results of this work will be used to guide further definition drilling to define an indicated open pittable mineral resource upon which a feasibility study can be based. SRK has also been retained to review the potential of an expanded production rate scenario based on the potential "mineable tonnes" in their original preliminary evaluation.

On site, work is progressing on cleanup and rehabilitation of the processing plant. A contractor will shortly commence mechanical and structural work at the plant. Installation of power and pipes is in progress at the Joao Belo and Itapicuru mines with dewatering expected to commence before Christmas. As noted above, dewatering of the Canavieiras mine has already been completed and underground services are being installed.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

About Desert Sun:

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange (www.desertsunmining.com).

*The Company owns 100% of one of the largest gold belts in Brazil, the Bahia Gold Belt, which extends for over 100 km. The Belt hosts three past producers (Joao Belo, Itapicuru and Canavieiras – collectively called the Jacobina Operations) that produced over 700,000 ounces of gold between 1981 and 1998. The three mines and the surrounding area host **1.4 million ounces of gold** (14.8 million tonnes at 2.86g Au/t) in the measured and indicated catergory (M&I) and an additional **2.5 million ounces** (29.5 million tonnes at 2.62g Au/t) in the inferred category **on less than 10% of the total Bahia Gold Belt**. Much of the Belt remains unexplored where DSM has spent US $2 million in exploration over the past 12 months and has a US $5 million exploration budget for 2004. To date **two major new targets** have been identified, **- the Morro do Vento and Joao Belo Sul**. DSM has four drills working on Morro do Vento and results to date indicate that Morro do Vento could host over one million ounces of potentially open pittable material. Drilling at Joao Belo Sul has recently started.*

Following completion of a positive feasibility study by SNC Lavalin on the measured and indicated resource of 1.4 million ounces, DSM is now reopening the existing mines and reactivating the processing plant and expects to be at full production by 2005 at 102,000 ounces per year at a cash cost of US $189 per ounce. The reactivation is expected to take approximately 12 months to complete at a capital cost of US $30 million

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Figure 1: Vertical Longitudinal Section, Morro do Vento


Morro do Vento
Vertical Longitudinal Section
(Looking West)
December 1, 2003
LEGEND
DSM DRILL HOLE (this release)
DSM DRILL HOLE (released)
OLD DRILL HOLE
Au g/t over m (true width)
1.47 g/t / 47.5 m
Fault
Breccia
Underground Level
Level 900 m
Garimpo
Underground Mineral Resource
Missing samples in historic holes have been assigned zero grade.
Past Production - 413,974 tonnes at 3.87 g Au/t from one conglomerate layer 1.9 metres thick.
Elevation (a.s.l.)
SOUTH HALF
NORTH HALF
Intrusive
GARIMPOS
underground sampling / drilling
LOCATION MAP
Canavieiras LU & MU
Serra do Córrego
Morro do Cuscuz
Morro do Vento
João Belo Norte
Canavieiras Mine
Itapicurú Mine
João Belo Mine
Plant
DSM
DESERT SUN MINING

Figure 2: Generalized Geology of Bahia Gold Belt showing Extension of Serra do Córrego Formation and Serra de Pindobaçú


Generalized Geology of Bahia Gold Belt Showing
Extension of Serra do Córrego Formation and Serra de Pindobaçú
Inset Map
Serra de Pindobaçú
Cercadinho
Samburá
Andalusite schists
16 km outlier of Jacobina Group
1:125,000
See Inset Map
Pindobaçú
Saúde
Garimpeiro Reserve
45 km extension of Serra do Córrego Formation Conglomerates
Jacobina
Canavieiras Mine
Itapicuru Mine
Joao Belo Mine
Geology modified after:
Departamento Nacional da Producau Mineral
Companhia de Pesquisas de Recursos Minerais
1:400,000
N
0 5 10 20
Kilometers
Legend
Garimpos (DSM field checked)
Claim Outline
Granted or applied
Generalized Geology
Recent Cover
PROTEROZOIC
Mafic/Ultramafic Intrusives
Jacobina Group
Serra do Córrego Formation
Schists and Gneisses
Granite and Migmatite
Dec. 1, 2003
DSM
DESERT SUN MINING
GEOSCIENCE
INFORMATION SERVICES

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2   Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341
1-866-477-0077   1-866-477-0077

December 9, 2003

UNDERGROUND DRILLING STARTING AT CANAVIEIRAS

DESERT SUN MINING CORP. (TSX: DSM) is starting underground exploration drilling at the Canavieiras mine and continuing work on reactivation of its mines on the Jacobina property in Bahia State, Brazil.

Dewatering of the Canavieiras mine has been completed and underground services are being installed for the underground diamond drilling which commenced in early December. Rehabilitation and upgrading of the processing plant is proceeding according to plan. Installation of power and piping is in progress at the Itapicuru and Joao Belo mines with dewatering expected to begin by Christmas. Additionally, surface diamond drilling is in progress at Joao Belo Sul and an additional drill has been added to do deeper holes to test the down dip extension at the Joao Belo Mine (see press release October 21, 2003).

The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs.

Past production, primarily from the Piritoso and Liberino reefs in the Canavieiras Mine, totaled 458,247 tonnes at a grade of 8.65 g Au/t. DSM work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300 metres thick. A total of 6,500m of exploration drilling in 36 holes is planned to test major target areas. Existing underground excavations will be used for drilling with only limited preparation required.   Major targets include:

- **MU and LU reefs covering a target area of 160m by 220m about 50m below the Canavieiras mine workings;**
- **Holandez-Maneira reefs covering a target area of 500m by 200m about 20m above the mine workings; and**
- **Potential high grade extension zone in a target area 130m by 120m in the Piritoso reef adjacent to the old stope in the southern end of the mine.**

Significant intersections in historic drill holes in these major target areas are outlined in Table 2 following.

Table 2: Summary of Significant Historical Drill Holes in Major Target Areas at Canavieiras

Reef	Hole	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)
MU	CAN 13	101.65	147.33	**7.07**	45.68	**24.2**
LU	CAN 13	193.84	215.56	**1.14**	21.72	**11.3**
MU	MC28	94.95	120.58	**4.65**	25.63	**25.9**
LU	MC28	131.18	140.31	**4.84**	9.13	**8.4**
HOLANDEZ	MC36	64.25	80.42	**6.75**	16.17	**11.3**
	AC14	0	12.74	**2.08**	12.74	**12.7**
	AC24	39.46	47.25	**2.14**	7.79	**7.8**
MANEIRA	CAN10	47.38	68.53	**2.06**	21.15	**9.8**
	CAN04	114.19	123.56	**4.31**	9.37	**7.2**
PIRITOSO	MC43	23.11	28.35	**10.02**	5.24	**2.6**
	MC42	13.67	15.78	**12.09**	2.11	**1.8**

Dr. Bill N. Pearson, P.Geo., Vice President, Exploration and Qualified Person, commented "Underground access will allow us to efficiently test the potential of the target zones in a deposit which historically has yielded the highest grade gold ore in the camp. The effectiveness of previous surface drilling at Canavieiras was very limited due to the difficulty of setting up holes to properly test these targets."

About Desert Sun:

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange (www.desertsunmining.com).

*The Company owns 100% of one of the largest gold belts in Brazil, the Bahia Gold Belt, which extends for over 100 km. The Belt hosts three past producers (Joao Belo, Itapicuru and Canavieiras – collectively called the Jacobina Operations) that produced over 700,000 ounces of gold between 1981 and 1998. The three mines and the surrounding area host **1.4 million ounces of gold** (14.8 million tonnes at 2.86g Au/t) in the measured and indicated catergory (M&I) and an additional **2.5 million ounces** (29.5 million tonnes at 2.62g Au/t) in the inferred category **on less than 10% of the total Bahia Gold Belt**. Much of the Belt remains unexplored where DSM has spent US $2 million in exploration over the past 12 months and has a US $5 million exploration budget for 2004. To date **two major new targets** have been identified, **- the Morro do Vento and Joao Belo Sul**. DSM has four drills working on Morro do Vento and results to date indicate that Morro do Vento could host over one million ounces of potentially open pittable material. Drilling at Joao Belo Sul has recently started.*

Following completion of a positive feasibility study by SNC Lavalin on the measured and indicated resource of 1.4 million ounces, DSM is now reopening the existing mines and reactivating the processing plant and expects to be at full production by 2005 at 102,000 ounces per year at a cash cost of US $189 per ounce. The reactivation is expected to take approximately 12 months to complete at a capital cost of US $30 million

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:

John Carlesso	Kam Gill
416-861-5881	416-861-0341
1-866-477-0077	1-866-477-0077

December 18, 2003

FURTHER POSITIVE DRILLING RESULTS FROM MORRO DO VENTO

DESERT SUN MINING CORP. (TSX: DSM) has received additional positive drill results from Morro do Vento target area. This report represents the fifth set of positive drill results from Morro do Vento, and continues to support the possibility for an additional one million plus ounces of mineral resource at the Jacobina property in the Bahia Gold Belt. Morro do Vento is located 1.5 km south of the processing plant and 9 km from the town of Jacobina.

Highlights:

- **Drilling continues to confirm extensive gold mineralization over 2 km strike length in 60m – 70m wide Intermediate Reef package at Morro do Vento .**
- **SRK Consulting preliminary assessment on the potential for open pit mining is near completion.**
- **MVT-314 intersected 0.92 grams gold per tonne (g Au/t) over a true width of 75.8m including 4.16 g Au/t over a true width of 6.9m and 2.95 g Au/t over a true width of 8.6m.**

Morro do Vento is a major potential open pittable target zone in the Intermediate reefs. To date 35 holes totaling 5122m have been completed of which results have been received for 33 of these holes. Four drills are currently working at this target. The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

As previously announced, SRK Consulting is carrying out a preliminary assessment of the potential for open pit mining at Morro do Vento. This study is expected to be completed by year end, and Desert Sun expects to report the findings early in the new year.

Table 1 below summarizes the new drilling results at Morro do Vento, and the attached longitudinal section in Figure 1 shows the location of the pierce points.

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO						
MVT-314						
Dip -73	63.72	157.25	**0.92**	93.53	**75.8**	120
Incl.	82.29	90.80	**4.16**	8.51	**6.9**	90
Incl.	113.19	123.85	**2.95**	10.66	**8.6**	122
MVT-315						
Dip -85	46.4	172.38	**0.65**	125.98	**63.0**	109
Incl.	119.88	132.29	**1.46**	12.41	**6.2**	125
Incl.	154.82	172.38	**2.13**	17.56	**8.8**	163
MVT-317						
Dip -89	77.96	167.39	**0.42**	89.43	**52.8**	122
Incl.	127.09	141.50	**2.09**	14.41	**8.5**	134
MVT-319						
Dip -84	69.97	150.84	**0.72**	80.87	**52.6**	110
Incl.	78.50	90.11	**1.77**	11.61	**7.5**	84
Incl.	104.43	117.55	**1.67**	13.12	**8.5**	110
Incl.	144.24	150.84	**1.20**	6.60	**4.3**	148
MVT-320						
Dip -47	25.59	78.15	**0.65**	52.56	**51.5**	36
Incl.	25.59	30.94	**2.34**	5.35	**5.2**	16
Incl.	40.73	46.98	**1.64**	6.25	**6.1**	28
MVT-321						
Dip -72	46.21	219.54	**0.52**	173.33	**50.3**	110
Incl.	61.30	74.30	**1.37**	13.00	**3.8**	50
Incl.	108.92	119.10	**3.67**	10.18	**3.0**	90

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

DSM Continues to Move Forward at Jacobina Mine

As previously reported (see press release August 26, 2003) Micon International reviewed and confirmed **measured and indicated mineral resources of 14,802,000 tonnes grading 2.86 g Au/t containing 1,362,000 ounces gold and inferred mineral resources of 29,487,000 tonnes grading 2.62 g Au/t containing 2,479,500 ounces of gold** in the Jacobina mine area.

The SNC Lavalin Feasibility study (see press release September 12, 2003) confirmed the economics of bringing the Jacobina mine back into production and outlined a **mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.** SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. **SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.** A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility, **the mine can be in full production by 2005, producing at about 102,000 ounces per year at an average cash cost of US $189 per ounce.**

For Morro do Vento, John Reddick, P.Geo. of Reddick Consulting is preparing a preliminary resource block model to provide the basis for a preliminary pit design and scoping study to be carried out by Ken Reipas, P.Eng of SRK Consulting. Results of this work will be used to guide further definition drilling to define an indicated open pittable mineral resource upon which a feasibility study can be based. SRK has also been retained to review the potential of an expanded production rate scenario based on the potential "mineable tonnes" in their original preliminary evaluation.

On site, work is progressing on cleanup and rehabilitation of the processing plant. A contractor has commenced mechanical and structural work at the plant. Installation of power and pipes has been completed at the Itapicuru mine with dewatering to commence before Christmas. Drilling is in progress at Canavieiras and Joao Belo Sul.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. www.desertsunmining.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610
(Registrant)

Date: February 03, 2004   By /s/ Stan Bharti_____
                      Stan Bharti, President/CEO/Director